UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form

20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security

holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which

the registrant’s securities are traded, as long as the report or other document is not a press
release, is not required to be and has

not been distributed to the registrant’s security holders,

and, if discussing a material

event,
has already been the subject of a Form

6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form

is also thereby furnishing
the information to the Commission

pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

Yes
⬜

No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated February

1, 2024 titled “Q4 2023 results”.
2. Q4 2023 Financial Information.
3.
Press release issued by ABB Ltd dated

January 31, 2024 titled “Changes to composition

of ABB Board of
Directors”.
4.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the

members of the
Executive Committee.
The information provided by Item

2 above is hereby incorporated by reference

into the Registration Statements

on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc.

(File Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was

previously filed with the
Securities and Exchange Commission.
2

—
ZURICH, SWITZERLAND, FEBRUARY 1,

2024
Q4 2023 results
Solid finish to a record year
Q4 2023
●

Orders $7.6 billion,

0%; comparable
1

0%

●

Revenues $8.2 billion,

+5%; comparable +6%

●

Income from operations

$1,116 million;

margin 13.5%
●

Operational EBITA
1

$1,333 million;

margin
1

16.3%
●

Basic EPS $0.50,

-18%
2
●

Cash flow from operating

activities $1,897 million

;

+176%
FY 2023
●

Orders $33.8 billion,

-1%; comparable
1

+3%

●

Revenues $32.2 billion,

+9%; comparable +14%

●

Income from operations

$4,871 million; margin 15.1%
●

Operational EBITA
1

$5,427 million;

margin
1

16.9%
●

Basic EPS $2.02, +55%
2
●

Cash flow from operating

activities $4,290 million

;

+233%
●

Dividend proposal of

CHF0.87 per share
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q4 2023
Full year
Press Release
—
“Our strong 2023 delivery was the result of both our leading market position in electrification and
automation, as well as ABB being a more agile and efficient company in its execution. With our
upgraded financial and sustainability targets we look to the future with confidence.”
Björn Rosengren,

CEO
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2023 Q4 2022 US$ Comparable
1
FY 2023 FY 2022 US$ Comparable
1
Orders 7,649 7,620 0% 0% 33,818 33,988 -1% 3%
Revenues 8,245 7,824 5% 6% 32,235 29,446 9% 14%
Gross Profit 2,848 2,658 7% 11,214 9,710 15%
as % of revenues
34.5% 34.0% +0.5 pts 34.8% 33.0% +1.8 pts
Income from operations 1,116 1,185 -6% 4,871 3,337 46%
Operational EBITA
1
1,333 1,146 16% 13%

3
5,427 4,510 20% 20%

3
as % of operational revenues
1
16.3% 14.8% +1.5 pts 16.9% 15.3% +1.6 pts
Income from continuing operations, net of tax 946 1,168 -19% 3,848 2,637 46%
Net income attributable to ABB 921 1,132 -19% 3,745 2,475 51%
Basic earnings per share ($)

0.50 0.61 -18%
2
2.02 1.30 55%
2
Cash flow from operating activities
4
1,897 687 176% 4,290 1,287 233%
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q4 2023 Financial Information.
2 EPS growth rates are computed using unrounded amounts.
3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and

discontinued

operations.

ABB

INTERIM

REPORT
I
Q4

2023

2
The fourth quarter

of 2023,

was a solid end to a fantastic

year.
We improved operational

performance and deliver

ed a very
strong cash flow year

-on-year. We

increased the annual return
on capital employed

(ROCE) by 460bps
1

to 21.1% and we are
utilizing our strong balance

sheet by recently signing

seven
small bolt-on acquisitions

,

with the majority adding

additional
embedded software

and AI capabilities to our customer
offerings. We

delivered in line with our

guidance, and I am
pleased with the solid

finish to the year.
Comparable order

intake remained stable

year-on-year, with
increases noted

in three out of four business

areas. Most
customer segments

improved or remained stable

,

with softer
demand noted mainly

in residential construction

and discrete
automation,

with the latter hampered by

normalizing order
patterns as well as

by weakness in the robotics

market. In tune
with the historical fourth

quarter pattern the book-to-bill

ratio
was below one, at 0.

93,

when revenues tend to

be supported
by end-of-the-year

systems deliveries.
Revenues amounted

to $8,245

million and increased by

5%
(6% comparable),

supported by both higher

volumes and
contribution from earlier

implemented price increases

.

Thanks
to our ongoing focus on

improving the quality of

revenues, the
gross margin improved

by 50 basis points to 34.5%,
contributing to the Operational

EBITA margin improvement

of
150 basis points

to 16.3%. The contribution

from mainly price
and leverage on

higher volumes clearly offset

the impact mainly
from higher labor costs.

This represents the highest

fourth
quarter margin in recent

history.

The historical pattern of a
sequentially softer

fourth quarter margin

repeated, as expected.
In the quarter we generated

Cash flow from operating

activities
of $1.9 billion. This

contributed to Free Cash

Flow of $3.7

billion
for the year,

even stronger than

what we originally expected.
In my view,

the strong 2023 performance

is evidence of ABB
being a more efficient

and agile company,

but also of how
demand for our offerings

benefits from our leading

position in
markets accelerating

the energy transition towards
electrification and increased

automation and digitalization.

We
feel confident in

future performance,

which led us to raising our
financial and sustainability

targets at our Capital

Markets Day in
November.

In short, we are targeting

higher growth and

higher
returns while enabling

a net zero world.
Looking to 2024,

the geopolitical situation adds

uncertainty,
however we currently

expect another year of

good
performance.

We expect a positive

book-to-bill and revenues to
be supported by execution

of parts of the $21.6 billion order
backlog.

In the projects-

and systems business

we expect
continued high customer

activity,

although we face

high
comparables from

last year when large

orders came through at
a very high level.

In total, order growth

year-on-year should
show stronger momentum

in the latter part of the year

when
comparables ease.

We expect to improve

on comparable
revenues as well as

on Operational EBITA

margin,

and cash
flow should benefit

from continued strong operational
performance and our

continued focus on net

working capital
efficiency.
Considering the

improving performance, robust

cash flow and a
solid balance sheet,

the Board of Directors proposes

an
ordinary dividend of

CHF 0.87 per share,

up from CHF 0.84 in
the previous year

.

We also plan to continue

utilizing share
buybacks as a tool

to return excess cash to

shareholders also
during 2024.
Björn Rosengren
CEO
In the first quarter of 2024
, we anticipate a low to

mid-single
digit comparable revenue

growth and the Operational

EBITA
margin to remain stable

or slightly improve year-on

-year.
In full-year 2024
, we expect a positive book

-to-bill, comparable
revenue growth to

be about 5% and the

Operational EBITA
margin to slightly improve

from the 2023 level of 16.

9%.
CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q4

2023

3
Orders were flat year

-on-year (comparable 0%) at

$7,649
million,

with strong contribution

from large orders, including
one in business area

Process Automation for approximately
$150 million. This offset

a mid-single digit order

decline in
the short-cycle businesses

,

year-on-year. Comparable
orders increased in

three business areas, while

Robotics &
Discrete Automation declined

sharply as customers

for
machine automation continued

the sequential trend of
normalizing order patterns,

and due to inventory adjustments
in a declining robotics

market. These inventory

adjustments
are expected to level

off towards the end

of the first quarter.
Orders increased in

two out of the three regions.

Americas
was up by 3% (comparable

3%) driven by strong
improvement of 5%

(comparable 6%) in the

United States.
Asia, Middle East and

Africa remained overall

stable (up
comparable 2%)

where the strong development

in countries
like India and South

Korea more than offset

the decline in
China of 8% (comparable

7%). Europe softened by

2%
(comparable 5%) due

mainly to a double-digit decline

in
Germany.
Orders in the automotive

segment softened

slightly year-on-
year due to timing impacts

for some larger orders.

General
industry and consumer

-related robotics segments

declined.
The machine builder segment

declined as customers
normalized order patterns

in the face of shortening

delivery
lead times.
In transport & infrastructure,

there were positive
developments in

marine,

ports and renewables.

The buildings segment

declined overall, weighed

down by the
residential construction

segment where the quarterly

pattern
included stabilization

in Europe and declines

in China and the
United States.

The commercial construction

segment was
broadly stable, compared

with last year,

in the United States
and Europe while China

declined.

Demand in the process

-related businesses

was strong in
most segments,

with particular strength

in the oil & gas
segment.

It held up well also

for refining, petrochemicals
and the energy-related

low carbon segments. Pulp

& paper
remained stable.

Revenues amounted

to $8,245 million and

the growth of 5%
year-on-year (comparable

6%) was driven by both

higher
volumes and a positive

price development. Execution

of the
strong order backlog

supported revenue

growth and more than
offset weakness

in parts of the short-cycle demand.
Consequently,

three out of four business

areas improved
comparable revenues,

with only Robotics & Discrete
Automation declining.

Orders and revenues

Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 0% 6%
FX 1% 1%
Portfolio changes -1% -2%
Total 0% 5%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q4 2023 Q4 2022 US$ Comparable
Europe 2,951 2,765 7% 4%
The Americas 2,847 2,555 11% 14%
Asia, Middle East
and Africa
2,447 2,504 -2% 0%
ABB Group 8,245 7,824 5% 6%
Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q4 2023 Q4 2022 US$ Comparable
Europe 2,554 2,604 -2% -5%
The Americas 2,985 2,898 3% 3%
Asia, Middle East
and Africa
2,110 2,118 0% 2%
ABB Group 7,649 7,620 0% 0%

ABB

INTERIM

REPORT
I
Q4

2023

4
Gross profit
Gross profit increased

by 7% (6% constant currency)

to $2,848
million, reflecting a

gross margin improvement

of 50 basis points to
34.5%. Gross margin improved

in all four business areas

.
Income from operations
Income from operations

amounted to $1,116

million and dropped
by 6% year-on-year,

mainly due to higher restructuring

and
transformation related

costs year-on-year,

and the provision
release related to the

non-core operations

which supported last
year’s result.

Margin on Income from operations

was 13.5%, down
by 160 basis points

year-on-year.
Operational EBITA

Operational EBITA

improved by 16

%

year-on-year to $1,333
million and the margin

was up by 150 basis

points to 16.3%. Key
drivers

to the higher earnings were

the impacts from robust

pricing
activities and operational

leverage on higher volumes,

which more
than offset adverse

impacts from mainly

increased labor costs.
Selling, general and

administrative expenses increased

in relation
to revenues to 18%,

from 16.6% last year.

Operational EBITA in
Corporate and Other

amounted to -$67 million,

of which -$34
million related to

the underlying Corporate costs

which were lower
than expected mainly

due to real estate book

gains. The
remaining-$33

million related to the E-mobility

business where
operational performance

was hampered by the ongoing
reorganization to ensure

a more focused portfolio,

and some
inventory-related provisions.

While E-mobility is on track

towards
the improved portfolio,

the financial benefits

may not be visible
until towards the end

of 2024. Thus, we only expect

a slight
improvement in the

E-mobility Operational EBITA,

year-on-year.

Net finance expenses
Net finance expense

was $28 million,

an increase from last

year’s
level of $1 million which

was unusually low due to reversal

of
interest charges

related to income tax risks.

Income tax
In line with the historical

pattern, the fourth quarter

tax rate was low.
Income tax expense

was $136 million with an

effective tax rate

of
12.6%, lower than expected

mainly due to the geographical

profit
mix and releases of

valuation allowances on deferred

tax assets.
Net income and earnings

per share
Net income attributable

to ABB was $921 million,

representing a
reduction of 19% from

last year, as

the improved operational
performance this year

did not offset the positive

impacts from last
year’s benefits from the

provision reduction in non-core

operations
and a reduction in tax

valuation allowances.

This resulted in basic
earnings per share

of $0.50,

down from $0.61 year

-on-year.
Operational EBITA
($ millions) Q4 2023 Q4 2022
Corporate and Other
E-mobility (33) (3)
Corporate costs, intersegment
eliminations and other
1
(34) (72)
Total (67) (75)
1 Majority of which relates to underlying corporate
Earnings

ABB

INTERIM

REPORT
I
Q4

2023

5
Net working capital
Net working capital

amounted to $3,257 million,

increasing
slightly year-on-year from

$3,216

million driven mainly

by an
increase in receivables

on the back of higher revenues,
which was however

largely offset by customer

advances.
Net working capital

decreased sequentially

from $4,041
million driven mainly

by sound trade net

working capital
management resulting

in lower inventories and

receivables.
Net working capital

as a percentage of revenues
1

was
10.2%, down sequentially

from 12.8% and year-on-year
11.1%.
Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$264 million.

Net debt
Net debt
1

amounted to $1,991 million

at the end of the quarter
and decreased from $2,779

million year-on-year and declined
sequentially from $2,872

million. The sequential

net debt
decrease was driven by

the strong free cash flow

in the
quarter.
Cash flows
Cash flow from operating

activities was $1,897

million,
representing a steep

year-on-year increase

from

$687 million. All

business areas increased

cash flow from
operating activities

in the quarter.

The increase was driven

by
better operational performance

and a strong sequential
reduction of net working

capital in the quarter

driven by lower
inventories and receivables

as well as higher customer
advances.

Additionally,

the prior year quarter

was hampered by
settlements for the

Kusile project.
Share buyback program
A share buyback program

of up to $1 billion was

launched on
April 3, 2023. During

the fourth quarter,

6,143,500 shares were
repurchased on the

second trading line for approximately

$230
million. ABB’s total

number of issued shares,

including shares
held in treasury,

amounts to 1,882,002,575.
($ millions,

unless otherwise indicated)
Dec. 31
2023
Dec. 31
2022
Short term debt and current
maturities of long-term debt
2,607

2,535

Long-term debt
5,221

5,143

Total debt
7,828

7,678

Cash & equivalents
3,891

4,156

Restricted cash - current
18

18

Marketable securities and

short-term investments
1,928

725

Cash and marketable securities
5,837

4,899

Net debt (cash)*
1,991

2,779

Net debt (cash)* to EBITDA ratio
0.4

0.7

Net debt (cash)* to Equity ratio
0.14

0.21

*
At Dec. 31, 2023 and Dec. 31, 2022, net debt(cash)

excludes net pension (assets)/liabilities of
$(191) million and $(276) million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q4

2023

6
Orders and revenues
Overall, the short

-cycle businesses stabilized

after some
weak quarters, and

customer activity in the

project-

and
systems-related offering

was robust. Total

order intake was
virtually unchanged

from last year,

limited by the divestment
of the Power Conversion

division (up comparable

2%) at
$3,395 million, to some

extent hampered by timing

-related
impacts in medium

voltage orders.
●
Market activity was

generally solid year-on-year outside
of the areas of residential

building, which stabilized

in
Europe at a low level

but declined in both

United States
and China. In China

weakness was noted in

several
customer segments.
●
From a geographical

perspective order intake

remained
stable or improved

in all three regions.

Europe was up by
7% (comparable 4%).

The underlying order

intake
improved slightly in

the Americas, however

portfolio
changes limited

total order growth to -1%

(up comparable
1%). In Asia, Middle

East and Africa orders

declined by
5% (stable comparable

0%), the result of strength

on
comparable basis in countries

like India offsetting
weakness in China

which declined by 9% (comparable
6%).

●
Revenues amounted

to $3,698 million, representing

an
improvement of 6%

(comparable 8%) from last

year,
supported by both volumes

and price impacts.

This was
supported by all

divisions except for Smart Buildings
division where the

short-cycle weakness in

residential
segment weighed on

the total.

Profit
Strong operational

performance clearly offset

the small
adverse impact from

portfolio changes and

triggered a 26%
improvement in Operational

EBITA to $725

million and 310
basis points rise

in Operational EBITA

margin,

year-on-
year.

●
Strong gross margin improvement

supported by
contributions

from price, leverage on

higher volumes in
production and improved

operational efficiency.

All of
which more than offset

slightly higher spend on

labor,
R&D and Selling, General

and Administration.

CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2023 Q4 2022 US$ Comparable FY 2023 FY 2022 US$ Comparable
Orders 3,395 3,385 0% 2% 15,189 15,182 0% 3%
Order backlog 6,808 6,404 6% 14% 6,808 6,404 6% 14%
Revenues 3,698 3,498 6% 8% 14,584 13,619 7% 10%
Operational EBITA 725 575 26% 2,937 2,343 25%
as % of operational revenues
19.7% 16.6% +3.1 pts 20.1% 17.2% +2.9 pts
Cash flow from operating activities 1,068 857 25% 3,211 2,115 52%
No. of employees (FTE equiv.) 50,300 50,600 -1%
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 2% 8%
FX 1% 1%
Portfolio changes -3% -3%
Total 0% 6%
—
Electrification

ABB

INTERIM

REPORT
I
Q4

2023

7
Orders and revenues
On continued robust

performance in the

long-cycle business
with some large

orders booked mainly in the

Traction division,
the total order intake

reached $1,937

million, up 17%
(comparable 13%)

from the relatively low comparable

last year.
Book-to-bill was at 1

for the quarter.
●
Stronger order momentum

was noted in the process-
related segments of

oil & gas, chemicals and

mining as
well as for food & beverage

and rail. A weak construction
market weighed

on demand for HVAC,

with some
slowness noted also

in pulp & paper.

●
Orders increased at

a double-digit rate in all

three regions.
Europe increased by

30% (comparable 18%).

The Americas
improved by 14% (comparable

9%) with strong contribution
from the United States

being up by 14% (comparable

10%).
Asia, Middle East and

Africa was up by 10% (comparable
12%) including China

being up by 10% (comparable

11%).
●
Revenues amounted

to $1,946 million and

were up by 5%
(comparable 2%) year

-on-year,

with price as the key positive
driver. Execution

of the order backlog supported

revenue
generation, with

the improvement rate however

hampered by
lower deliveries in the

motors business.
Profit

Operational EBITA

remained stable

year-on-year at

$318 million. Revenues

increased and gross

margin improved
somewhat,

however the Operational

EBITA margin declined

by
80 basis points to 16.6%.
●
While price increases

contributed to earnings,

these were more
than offset by one

-time product quality

costs which impacted
Operational EBITA

margin by approximately

60 basis points.

●
The Large Motors & Generators

division made a significant
profitability improvement,

however,

this was more than offset
mainly by the impacts

from some underabsorption

in parts of
the low voltage motor

manufacturing and higher

labor costs,
year-on-year.

Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 13% 2%
FX 2% 1%
Portfolio changes 2% 2%
Total 17% 5%
—
Motion
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2023 Q4 2022 US$ Comparable FY 2023 FY 2022 US$ Comparable
Orders 1,937 1,649 17% 13% 8,222 7,896 4% 4%
Order backlog 5,343 4,726 13% 8% 5,343 4,726 13% 8%
Revenues 1,946 1,845 5% 2% 7,814 6,745 16% 15%
Operational EBITA 318 318 0% 1,475 1,163 27%
as % of operational revenues
16.6% 17.4% -0.8 pts 18.9% 17.3% +1.6 pts
Cash flow from operating activities 597 346 73% 1,532 853 80%
No. of employees (FTE equiv.) 22,300 21,100 6%

ABB

INTERIM

REPORT
I
Q4

2023

8
Orders and revenues
Market demand remained

robust and order intake

was up
7% (comparable 5%)

to $1,870 million, with

the fourth
quarter being a strong

finish to a year in which

large orders
contributed more than

usual, which more than

compensated
for slowing momentum

in the short-cycle offering.

Fourth
quarter orders included

a booking of approximately

$150
million with long delivery

schedule.
●
Consistent with recent

quarters, customer activity

was at
a high level in all customer

segments. The market
environment remained

at a high level in the traditional

oil
& gas segment, but

there was also high activity

in the low
carbon-related areas such

as hydrogen, LNG and carbon
capture. Order momentum

was strong in the marine
segment. Customer

activity was robust in the process-
related segments of

mining, metals and remained

stable
in pulp & paper.
●
Revenues improved strongly

in all divisions and

in all
regions and amounted

to $1,727 million, supported

by
execution of the

order backlog. Book-to-bill

was positive
at 1.08.
Profit
Gross margin improved

and revenues were higher,

driving
the 18% year-on-year

increase in Operational

EBITA to
$239 million and

the 80 basis points

rise in Operational
EBITA margin

to 14.0%.

●
Improved project execution

and the impact from higher
volumes in the product

business both contributed

to the
higher earnings,

with some additional support

stemming
from price increases.
●
All divisions performed

at a double-digit margin

level, with
the year-on-year profitability

improvement led by the
Measurement & Analytics

business.

CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2023 Q4 2022 US$ Comparable FY 2023 FY 2022 US$ Comparable
Orders 1,870 1,746 7% 5% 7,535 6,825 10% 24%
Order backlog 7,519 6,229 21% 19% 7,519 6,229 21% 19%
Revenues 1,727 1,551 11% 10% 6,270 6,044 4% 16%
Operational EBITA 239 203 18% 909 848 7%
as % of operational revenues
14.0% 13.2% +0.8 pts 14.5% 14.0% +0.5 pts
Cash flow from operating activities 444 205 117% 1,002 675 48%
No. of employees (FTE equiv.) 21,100 20,100 5%
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 5% 10%
FX 2% 1%
Portfolio changes 0% 0%
Total 7% 11%
—
Process Automation

ABB

INTERIM

REPORT
I
Q4

2023

9
Orders and revenues
Markets are still adjusting

to shorter delivery lead

times,
putting pressure on

order intake which amounted

to $550
million,

representing a sharp drop

of 31% (comparable 33%)
year-on-year.

Although the challenging market

situation is
expected to persist

near-term, the fourth quarter

of 2023 is
anticipated to have

been the trough quarter

for absolute order
intake.
●
Machine Automation

is executing the

order backlog and
successfully reducing

lead times in deliveries

after
customers pre-ordering

during the period of

supply chain
constraints in 2022.

The long-term strength

of the Machine
Automation market

is intact,

however,

the order
normalization is expected

to persist through the

next couple
of quarters.

●
Robotics

demand declined

in all customer segments

year-
on-year,

with the most significant drop

in 3C electronics.
The softening in

the automotive segment was

mostly due to
timing impacts for some

larger orders. Inventory
adjustments among channel

partners were noted in

China,
and are expected to

level off towards the end

of the first
quarter.

●
From a geographical

perspective, orders in

the Americas
declined by 19%

(21%

comparable). The decline

in
Europe was 34% (comparable

38%). In Asia, Middle East
and Africa orders

declined by 33%

(comparable 31%),
hampered by China

being down by 36% (comparable
34%).
●
Revenues were

down by 4% (comparable

7%) and amounted
to $852 million as the

positive price development

was more
than offset by lower

volumes in the Robotics division

where the
order backlog has normalized

and weak short-cycle

demand
weighed on customer

deliveries.

Machine Automation improved
revenues on execution

of the large order backlog.

Profit
Operational EBITA

of $118

million softened by 6% year

-on-year
on the back of lower

revenues. However,

the Operational EBITA
margin remained largely

stable at 13.8%, down

only 20 basis
points from last year.
●
Price impact and the

positive mix from higher

share of
revenues from Machine

Automation were key positive
contributors

to earnings, however slightly

more than offset by
the impact from underabsorption

in production due to low
Robotics volumes and

increased cost for labor.

CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2023 Q4 2022 US$ Comparable FY 2023 FY 2022 US$ Comparable
Orders 550 798 -31% -33% 3,066 4,116 -26% -25%
Order backlog 2,141 2,679 -20% -20% 2,141 2,679 -20% -20%
Revenues 852 891 -4% -7% 3,640 3,181 14% 14%
Operational EBITA 118 125 -6% 536 340 58%
as % of operational revenues
13.8% 14.0% -0.2 pts 14.7% 10.7% +4 pts
Cash flow from operating activities 170 105 62% 436 214 104%
No. of employees (FTE equiv.) 11,300 10,700 5%
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable -33% -7%
FX 2% 3%
Portfolio changes 0% 0%
Total -31% -4%
—
Robotics & Discrete Automation

ABB

INTERIM

REPORT
I
Q4

2023
10
Events from the Quarter
●
Despite ABB’s concerted

efforts, there was

one fatal
incident in the quarter

involving one contractor,

working
on a project in Algeria.

A root cause investigation

and
remediation plan are

underway.

The thoughts of the
senior management

and everyone at ABB go out

to the
family of the deceased.

The health and safety of

ABB
employees are alwa

ys of highest priority and the

foremost
standard by which

performance is measured.

ABB is
working to ensure that

such an incident never happens
again.
●
The 2023 ABB Accelerating

Circularity Challenge

led by
Motion and Electrification

set out to find innovative
customer solutions

that design out waste and

pollution
and keep products

and materials in use for

as long as
possible. More than

100 startups from around

the world
participated, the

three winners received

$30,000 each to
develop their concepts

in collaboration with ABB.

The
winners included

Molg from the United Sates

who
developed a take-back

care of a Variable

Speed Drive.
Minespider from Switzerland

won for their design of a
reliable circularity certificate

management tool. Lastly,
Excess Materials Exchange

from the Netherlands won

for
their digital platform

designed to generate value

from
Power Distribution

End-of-Life.
●
ABB’s Motion business

area successfully launched

a new
Energy Appraisal tool

that is able to assess

complex
motor-driven systems

to determine optimum energy
efficiency set ups

for its customers. Using

the tool ABB
identified an average

energy-saving potential of

31
percent per motor across

2,000 motors assessed.

These
findings provide compelling

evidence for both the

financial
and environmental

benefits of using ABB's leading
technology.
●
H2 Energy Esbjerg ApS contracted

ABB’s Process
Automation business

area to provide basic

electrical
engineering for the

power distribution from

grid point of
connection to electrolyzers,

and for other process
equipment at its

1 GW hydrogen production

facility in
Esbjerg and hydrogen

distribution hub in Fredericia,
Denmark. The plant

is expected to be among the

largest
hydrogen developments

in Europe.
●
In the quarter ABB’s D&I

activities focused

on the Abilities
dimension with global

events addressing mental

health
awareness topics such

as grief/loss, dyslexia and

digital
accessibility.

In addition, Abilities training

sessions were
made available firmwide.

During the European Disability
Week in November,

ABB participated in a hackathon

in
association with

Avec Nos Proches (Caregiving)

and in
December Karin Lepasoon,

Chief Communications

and
Sustainability Officer

,

was named Executive

Committee
Sponsor for Abilities

.
Q4 outcome
●
40% reduction year-on-year

of CO
₂
e emissions in own
operations due to a shift to

green electricity and an
increase in energy efficiency

in our operations.
●
10% decrease year-on-year in

LTIFR continuing

its
downward trend
●
3%-points increase year-on-year

in share of women in
senior management,

demonstrating strong progress
towards our target.
—
Sustainability
Q4 2023 Q4 2022 CHANGE 12M ROLLING
CO
₂
e own operations emissions,

Ktons scope 1 and 2
1
27 44 -40% 160
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
2
0.09 0.10 -10% 0.13
Share of females in senior management
positions, %
21.0 17.8 +3.2 pts 20.2
1 CO
₂

equivalent emissions from site, energy use, SF
₆

and fleet, previous quarter
2
Current quarter Includes all incidents reported until

January 10, 2024

ABB

INTERIM

REPORT
I
Q4

2023
11
During Q4 2023
●
On November 30, ABB hosted

its Capital Markets Day.
At the event, ABB provided

an update on its successful
transformation,

continuous improvements

and how the
company will benefit

from key secular trends across

its
business areas.

Both financial and sustainability

targets
were updated to

include:
o
Comparable revenue

growth of 5%-7% through

the
economic cycle
o
Operational EBITA

margin in the range

of 16%-19%
o
EPS growth of at least

high single-digit through

the
economic cycle
o
Return on Capital Employed

of >18%
o
Net-zero targets

for scopes 1, 2 and 3 for 2030

and
2050
o
Support our customers

to avoid 600Mt avoided

CO2e
emissions by 2030.

Aligned with WBCSD 2023
guidance.

●
On October 30, ABB announced

that Mathias Gaertner
has been appointed

General Counsel and Company
Secretary and a

Member of the Executive

Committee. He
will join ABB in 2024.

He will succeed Andrea Antonelli,
who has, as previously

announced, left the company

to
pursue other opportunities.
After Q4 2023
●
On January 31, ABB announced

that the Board of
Directors will propose

Johan Forssell and Mats
Rahmström as new members

for election at the
company’s Annual

General Meeting (AGM) on March

21,
2024. They will replace

Jacob Wallenberg

and Gunnar
Brock who have decided

not to stand for re-election.

ABB
will publish its invitation

to the 2024 AGM on February

23,
2024.
In 2023 the overall

demand for ABB’s offering

remained
robust,

with most customer segments

improving or remaining
stable. Weakness

in the short-cycle

businesses related
primarily to residential

construction and discrete

automation
was however more

than offset by strong momentum

in the
project-

and systems-related businesses

.

Orders remained
stable or increased

in three out of four business

areas, with a
decline noted only in

Robotics & Discrete Automation.

Orders
amounted to $33,

818 million and were

down 1% versus the
prior year (up 3%

comparable).

Revenues were

supported by execution

of the large order
backlog as supply chains

normalized early in the year

and
amounted to $32,235

million, up by 9% (14% comparable),
overall implying a book

-to-bill of 1.05.
Income from operations

amounted to $4,871

million, up from
$3,337 million year-on-year.

This increase can be attributed
mostly to an improved

operational performance.

In addition,
the prior year was

hampered by charges of

approximately
$195 million due

to the exit of the legacy

full-train retrofit
business as well as

a provision of $325 million

related to the
legacy Kusile project

in South Africa awarded

in 2015.
Operational EBITA

increased by 20%

year-on-year to
$5,427 million,

up from $4,510 million in

last year’s period
and the Operational

EBITA margin

improved by 160 basis
points to 16.9%.

The increase was driven by

higher margins
across all business

areas.

Main drivers of the margin
expansion were

operating leverage on higher

volumes as
well as the impacts

from implemented price

increases,
which more than offset

inflation in labor and

input cost.
Corporate and Other

Operational EBITA

amounted to -$430
million.

This includes a loss of $167

million that can be
attributed to the E-mobility

business, which was

negatively
affected by the

ongoing reorganization

to ensure a more
focused portfolio, and

some inventory-related

provisions.
Net finance expenses

increased by $52 million

to
$110

million, primarily driven by higher

interest rates on
higher debt levels compared

to the prior year.

The non-
operational pension

credits decreased by $98

million to
$17 million in comparison

to last year’s period, reflecting

the
impact of higher

interest rates. Income tax

expense was
$930 million reflecting

a tax rate of 19.5%. This

includes a
net benefit realized

on a favorable resolution of

a prior year
tax matter relating

to the Power Grids business.
Net income attributable

to ABB was $3,745 million,

up from
$2,475 million year-on-year.

Basic earnings per share was
$2.02,

representing an increase

of 55%

compared with the
prior year.
Significant events
Full year 2023

ABB

INTERIM

REPORT
I
Q4

2023
12
ABB Group Q1 2022 Q2 2022 Q3 2022 Q4 2022 FY 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 FY 2023
EBITDA, $ in million 1,067 794 906 1,384 4,151 1,389 1,494 1,453 1,315 5,651
Return on Capital Employed, % n.a. n.a. n.a. n.a. 16.50 n.a. n.a. n.a. n.a. 21.10
Net debt/Equity 0.20 0.34 0.34 0.21 0.21 0.30 0.31 0.21 0.14 0.14
Net debt/ EBITDA 12M rolling 0.4 0.7 0.7 0.7 0.7 0.9 0.8 0.5 0.4 0.4
Net working capital, % of 12M rolling
revenues 12.1% 12.8% 11.7% 11.1% 11.1% 13.9% 14.7% 12.8% 10.2% 10.2%
Earnings per share, basic, $ 0.31 0.20 0.19 0.61 1.30 0.56 0.49 0.48 0.50 2.02
Earnings per share, diluted, $ 0.31 0.20 0.19 0.60 1.30 0.55 0.48 0.47 0.50 2.01
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.84 n.a. n.a. n.a. n.a.

0.87
*
Share price at the end of period, CHF
1
29.12 24.57 24.90 28.06 28.06 31.37 35.18 32.80 37.30 37.30
Share price at the end of period, $
1
30.76 25.43 24.41 30.46 30.46 34.30 39.32 35.86 44.32 44.32
Number of employees (FTE equivalents) 104,720 106,380 106,830 105,130 105,130 106,170 108,320 107,430 107,870 107,870
No. of shares outstanding at end of period
(in millions) 1,929 1,892 1,875 1,865 1,865 1,862 1,860 1,849 1,842 1,842
1
Data prior to October 3, 2022, has been adjusted for

the Accelleron spin-off (Source: FactSet).
*
Dividend proposal subject to shareholder approval at the

2024 AGM
Additional figures
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than

$50 million.
1
Represents the estimated revenues for the last fiscal

year prior to the announcement of the respective

acquisition/divestment unless otherwise stated.
Additional 2024 guidance
($ in millions, unless otherwise stated) FY 2024
Net finance expenses
~(120)
Effective tax rate
~25%

4
Capital Expenditures
~(900)
($ in millions, unless otherwise stated) FY 2024
1
Q1 2024
Corporate and Other Operational EBITA
2
~(300) ~(75)
Non-operating items
Acquisition-related amortization
~(210) ~(55)
Restructuring and related
3
~(200) ~(50)
ABB Way transformation
~(180) ~(55)
Divestments Company/unit Closing date Revenues, $ million
1
No. of employees
2023
Electrification Power Conversion division 3-Jul ~440 1,500
Electrification Industrial Plugs & Sockets business 3-Jul ~12 2
Process Automation UK technical engineering consultancy
business
1-May ~20 160
Acquisitions Company/unit Closing date Revenues, $ million
1
No. of employees
2023
Robotics & Discrete Automation Sevensense 21-Dec <5 35
E-mobility Imagen Energy Inc 13-Nov <5 4
Motion Spring Point Solutions Llc 1-Nov <5 13
E-mobility Vourity AB 25-Oct <5 9
Electrification Eve Systems 1-Jun ~20 50
Motion Siemens low voltage NEMA Motors 2-May ~60 600
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2 Excludes Operational EBITA from E-mobility business.
3
Includes restructuring and restructuring-related as

well as separation and integration costs.
4
Excludes the impact of acquisitions or divestments

or any significant non-operational items.
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q4

2023
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2024
March 21 Annual General Meeting, Zurich
April 18 Q1 2024 results
July 18

Q2 2024 results
October 17

Q3 2024 results

This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this release titled “CEO summary,”

“Outlook,” and
“Sustainability”. These

statements are based on current
expectations, estimates

and projections about the

factors
that may affect

our future performance,

including global
economic conditions,

the economic conditions

of the
regions and industries

that are major markets

for ABB.
These expectations, estimates

and projections are generally
identifiable by statements

containing words such as
“anticipates,” “expects,”

“estimates,” “plans,” “targets

,”
“guidance,”

“likely” or similar expressions.

However, there
are many risks and

uncertainties, many of which

are beyond
our control, that could

cause our actual results

to differ
materially from the

forward-looking information

and
statements made in

this press release and which

could
affect our ability

to achieve any or all of our

stated targets.
Some important

factors that could cause such

differences
include, among others,

business risks associated

with the
volatile global economic

environment and political
conditions, costs associated

with compliance activities,
market acceptance

of new products and services,

changes
in governmental

regulations and currency exchange

rates
and such other factors

as may be discussed

from time to
time in ABB Ltd’s

filings with the U.S. Securities

and
Exchange Commission,

including its Annual Reports

on
Form 20-F.

Although ABB Ltd believes

that its expectations
reflected in any such

forward looking statement

are based
upon reasonable assumptions,

it can give no assurance

that
those expectations

will be achieved.
The Q4 2023

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Important notice about forward-looking information
Q4 results presentation on February 1, 2024
ABB

is a technology leader

in electrification and automation,

enabling a more sustainable

and resource-efficient

future. The
company’s solutions

connect engineering know

-how and software to

optimize how things are

manufactured, moved, powered

and
operated. Building on

over 140 years of excellence,

ABB’s more than

105,000 employees are

committed to driving innovations

that
accelerate industrial

transformation.

Q4 2023 FINANCIAL INFORMATION
February 1, 2024
Q4 2023
Financial information

Q4 2023 FINANCIAL INFORMATION
—
Financial

Information
Contents
03
─ 07

Key Figures
08 ─
33

Consolidated Financial Information

(unaudited)

34 ─
47

Supplemental Reconciliations and Definitions

Q4 2023 FINANCIAL INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q4 2023 Q4 2022 US$ Comparable
(1)
Orders 7,649 7,620 0% 0%
Order backlog (end December) 21,567 19,867 9% 9%
Revenues 8,245 7,824 5% 6%
Gross Profit 2,848 2,658 7%
as % of revenues 34.5% 34.0% +0.5 pts
Income from operations 1,116 1,185 -6%
Operational EBITA
(1)
1,333 1,146 16% 13%
(2)
as % of operational revenues
(1)
16.3% 14.8% +1.5 pts
Income from continuing operations, net of tax 946 1,168 -19%
Net income attributable to ABB 921 1,132 -19%
Basic earnings per share ($) 0.50 0.61 -18%
(3)
Cash flow from operating activities
(4)
1,897 687 176%
Cash flow from operating activities in continuing operations 1,897 720 163%
CHANGE
($ in millions, unless otherwise indicated)
FY 2023 FY 2022 US$ Comparable
(1)
Orders 33,818 33,988 -1% 3%
Revenues 32,235 29,446 9% 14%
Gross Profit 11,214 9,710 15%
as % of revenues 34.8% 33.0% +1.8 pts
Income from operations 4,871 3,337 46%
Operational EBITA
(1)
5,427 4,510 20% 20%
(2)
as % of operational revenues
(1)
16.9% 15.3% +1.6 pts
Income from continuing operations, net of tax 3,848 2,637 46%
Net income attributable to ABB 3,745 2,475 51%
Basic earnings per share ($) 2.02 1.30 55%
(3)
Cash flow from operating activities
(4)
4,290 1,287 233%
Cash flow from operating activities in continuing operations 4,301 1,334 222%
(1)

For a reconciliation

of non-GAAP measures

see “
Supplemental

Reconciliations

and Definitions
” on page 34.
(2)

Constant currency

(not adjusted

for portfolio

changes).
(3)

EPS growth rates

are computed

using unrounded

amounts.
(4)

Cash flow from

operating

activities includes

both continuing

and discontinued

operations.

Q4 2023 FINANCIAL INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q4 2023 Q4 2022 US$ Local Comparable
Orders

ABB Group 7,649 7,620 0% -1% 0%
Electrification 3,395 3,385 0% -1% 2%
Motion 1,937 1,649 17% 15% 13%
Process Automation 1,870 1,746 7% 5% 5%
Robotics & Discrete Automation 550 798 -31% -33% -33%
Corporate and Other

125 257
Intersegment eliminations (228) (215)
Order backlog (end December) ABB Group 21,567 19,867 9% 7% 9%
Electrification 6,808 6,404 6% 6% 14%
Motion 5,343 4,726 13% 9% 8%
Process Automation 7,519 6,229 21% 19% 19%
Robotics & Discrete Automation 2,141 2,679 -20% -20% -20%
Corporate and Other

(incl. intersegment eliminations) (244) (171)
Revenues

ABB Group 8,245 7,824 5% 4% 6%
Electrification 3,698 3,498 6% 5% 8%
Motion 1,946 1,845 5% 4% 2%
Process Automation 1,727 1,551 11% 10% 10%
Robotics & Discrete Automation 852 891 -4% -7% -7%
Corporate and Other

229 258
Intersegment eliminations (207) (219)
Income from operations ABB Group 1,116 1,185
Electrification 670 569
Motion 292 316
Process Automation 259 183
Robotics & Discrete Automation 99 101
Corporate and Other
(incl. intersegment eliminations) (204) 16
Income from operations % ABB Group 13.5% 15.1%
Electrification 18.1% 16.3%
Motion 15.0% 17.1%
Process Automation 15.0% 11.8%
Robotics & Discrete Automation 11.6% 11.3%
Operational EBITA ABB Group 1,333 1,146 16% 13%
Electrification 725 575 26% 24%
Motion 318 318 0% -1%
Process Automation 239 203 18% 19%
Robotics & Discrete Automation 118 125 -6% -6%
Corporate and Other
(1)
(incl. intersegment eliminations) (67) (75)
Operational EBITA %

ABB Group 16.3% 14.8%
Electrification 19.7% 16.6%
Motion 16.6% 17.4%
Process Automation 14.0% 13.2%
Robotics & Discrete Automation 13.8% 14.0%
Cash flow from operating activities ABB Group 1,897 687
Electrification 1,068 857
Motion 597 346
Process Automation 444 205
Robotics & Discrete Automation 170 105
Corporate and Other

(incl. intersegment eliminations) (382) (793)
Discontinued operations – (33)
(1) Corporate and Other at Q4 2023 and Q4 2022 includes losses of $33 million and $3 million, respectively, relating to E-mobility.

Q4 2023 FINANCIAL INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
FY 2023 FY 2022 US$ Local Comparable
Orders

ABB Group 33,818 33,988 -1% 1% 3%
Electrification 15,189 15,182 0% 1% 3%
Motion 8,222 7,896 4% 5% 4%
Process Automation 7,535 6,825 10% 12% 24%
Robotics & Discrete Automation 3,066 4,116 -26% -25% -25%
Corporate and Other 720 787
Intersegment eliminations (914) (818)
Order backlog (end December) ABB Group 21,567 19,867 9% 7% 9%
Electrification 6,808 6,404 6% 6% 14%
Motion 5,343 4,726 13% 9% 8%
Process Automation 7,519 6,229 21% 19% 19%
Robotics & Discrete Automation 2,141 2,679 -20% -20% -20%
Corporate and Other
(incl. intersegment eliminations) (244) (171)
Revenues

ABB Group 32,235 29,446 9% 11% 14%
Electrification 14,584 13,619 7% 8% 10%
Motion 7,814 6,745 16% 17% 15%
Process Automation 6,270 6,044 4% 5% 16%
Robotics & Discrete Automation 3,640 3,181 14% 14% 14%
Corporate and Other 769 653
Intersegment eliminations (842) (796)
Income from operations ABB Group 4,871 3,337
Electrification 2,800 2,140
Motion 1,390 1,092
Process Automation 947 663
Robotics & Discrete Automation 446 247
Corporate and Other
(incl. intersegment eliminations) (712) (805)
Income from operations % ABB Group 15.1% 11.3%
Electrification 19.2% 15.7%
Motion 17.8% 16.2%
Process Automation 15.1% 11.0%
Robotics & Discrete Automation 12.3% 7.8%
Operational EBITA ABB Group 5,427 4,510 20% 20%
Electrification 2,937 2,343 25% 27%
Motion 1,475 1,163 27% 27%
Process Automation 909 848 7% 10%
Robotics & Discrete Automation 536 340 58% 58%
Corporate and Other
(1)
(incl. intersegment eliminations) (430) (184)
Operational EBITA %

ABB Group 16.9% 15.3%
Electrification 20.1% 17.2%
Motion 18.9% 17.3%
Process Automation 14.5% 14.0%
Robotics & Discrete Automation 14.7% 10.7%
Cash flow from operating activities ABB Group 4,290 1,287
Electrification 3,211 2,115
Motion 1,532 853
Process Automation 1,002 675
Robotics & Discrete Automation 436 214
Corporate and Other
(incl. intersegment eliminations) (1,880) (2,523)
Discontinued operations (11) (47)
(1) Corporate and Other at FY 2023 and FY 2022 includes losses of $167 million and $15 million, respectively, relating to E-mobility.

Q4 2023 FINANCIAL INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q4 23 Q4 22 Q4 23 Q4 22 Q4 23 Q4 22 Q4 23 Q4 22 Q4 23 Q4 22
Revenues 8,245 7,824 3,698 3,498 1,946 1,845 1,727 1,551 852 891
Foreign exchange/commodity timing
differences in total revenues (66) (62) (15) (31) (35) (22) (21) (12) 2 1
Operational revenues 8,179 7,762 3,683 3,467 1,911 1,823 1,706 1,539 854 892
Income from operations 1,116 1,185 670 569 292 316 259 183 99 101
Acquisition-related amortization 56 55 22 24 9 8 1 1 20 19
Restructuring, related and

implementation costs
(1)
127 47 50 10 41 5 (4) 23 6 2
Changes in obligations related to

divested businesses 2 (71) – 1 – – – – – –
Gains and losses from sale of businesses (4) 3 (4) – – 3 – – – –
Acquisition- and divestment-related

expenses and integration costs 19 24 7 5 2 3 (4) 12 7 2
Certain other non-operational items 76 (28) 5 11 2 – – – (14) (8)
Foreign exchange/commodity timing
differences in income from operations (59) (69) (25) (45) (28) (17) (13) (16) – 9
Operational EBITA 1,333 1,146 725 575 318 318 239 203 118 125
Operational EBITA margin (%) 16.3% 14.8% 19.7% 16.6% 16.6% 17.4% 14.0% 13.2% 13.8% 14.0%
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) FY 23 FY 22 FY 23 FY 22 FY 23 FY 22 FY 23 FY 22 FY 23 FY 22
Revenues 32,235 29,446 14,584 13,619 7,814 6,745 6,270 6,044 3,640 3,181
Foreign exchange/commodity timing
differences in total revenues (41) 28 (3) (20) (23) (14) (18) 33 4 6
Operational revenues 32,194 29,474 14,581 13,599 7,791 6,731 6,252 6,077 3,644 3,187
Income from operations 4,871 3,337 2,800 2,140 1,390 1,092 947 663 446 247
Acquisition-related amortization 220 229 88 104 35 31 5 4 79 78
Restructuring, related and
implementation costs
(1)
219 347 76 28 46 16 3 29 6 11
Changes in obligations related to

divested businesses (3) (88) 1 1 – – – – – –
Gains and losses from sale of businesses (101) 7 (75) (1) – 8 (26) – – –
Acquisition- and divestment-related

expenses and integration costs 74 195 30 36 17 15 (7) 134 14 6
Certain other non-operational items 165 452 16 41 6 – – – (10) (8)
Foreign exchange/commodity timing
differences in income from operations (18) 31 1 (6) (19) 1 (13) 18 1 6
Operational EBITA 5,427 4,510 2,937 2,343 1,475 1,163 909 848 536 340
Operational EBITA margin (%) 16.9% 15.3% 20.1% 17.2% 18.9% 17.3% 14.5% 14.0% 14.7% 10.7%
(1)

Includes impairment of certain assets.

Q4 2023 FINANCIAL INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q4 23 Q4 22 Q4 23 Q4 22 Q4 23 Q4 22 Q4 23 Q4 22 Q4 23 Q4 22
Depreciation 133 130 66 62 28 27 12 13 14 16
Amortization 66 69 28 31 10 10 2 3 20 19
including total acquisition-related amortization of: 56 55 22 24 9 8 1 1 20 19
Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) FY 23 FY 22 FY 23 FY 22 FY 23 FY 22 FY 23 FY 22 FY 23 FY 22
Depreciation 517 531 256 253 108 105 47 64 57 62
Amortization 263 283 109 129 41 36 9 11 81 79
including total acquisition-related amortization of: 220 229 88 104 35 31 5 4 79 78
Orders received and revenues by region
($ in millions, unless otherwise indicated) Orders received CHANGE Revenues CHANGE
Com- Com-
Q4 23 Q4 22 US$ Local parable Q4 23 Q4 22 US$ Local parable
Europe 2,554 2,604 -2% -7% -5% 2,951 2,765 7% 2% 4%
The Americas 2,985 2,898 3% 2% 3% 2,847 2,555 11% 10% 14%
of which United States 2,277 2,167 5% 4% 6% 2,105 1,898 11% 11% 15%
Asia, Middle East and Africa 2,110 2,118 0% 1% 2% 2,447 2,504 -2% 0% 0%
of which China 895 976 -8% -7% -7% 1,064 1,133 -6% -6% -5%
ABB Group 7,649 7,620 0% -1% 0% 8,245 7,824 5% 4% 6%
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
FY 23 FY 22 US$ Local parable FY 23 FY 22 US$ Local parable
Europe 11,458 11,778 -3% -4% -1% 11,568 10,285 12% 11% 14%
The Americas 12,437 11,825 5% 5% 7% 11,090 9,573 16% 15% 18%
of which United States 9,204 8,920 3% 3% 5% 8,248 7,023 17% 17% 21%
Asia, Middle East and Africa 9,923 10,385 -4% 1% 4% 9,577 9,588 0% 5% 8%
of which China 4,488 5,087 -12% -7% -5% 4,468 4,696 -5% -1% 1%
ABB Group 33,818 33,988 -1% 1% 3% 32,235 29,446 9% 11% 14%

Q4 2023 FINANCIAL INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Year ended Three months ended
($ in millions, except per share data in $)
Dec. 31, 2023 Dec. 31, 2022 Dec. 31, 2023 Dec. 31, 2022
Sales of products 27,010 24,471 6,800 6,525
Sales of services and other 5,225 4,975 1,445 1,299
Total revenues 32,235 29,446 8,245 7,824
Cost of sales of products (17,938) (16,804) (4,545) (4,365)
Cost of services and other (3,083) (2,932) (852) (801)
Total cost of sales (21,021) (19,736) (5,397) (5,166)
Gross profit 11,214 9,710 2,848 2,658
Selling, general and administrative expenses (5,543) (5,132) (1,485) (1,299)
Non-order related research and development expenses (1,317) (1,166) (366) (322)
Other income (expense), net 517 (75) 119 148
Income from operations 4,871 3,337 1,116 1,185
Interest and dividend income 165 72 50 22
Interest and other finance expense (275) (130) (78) (23)
Non-operational pension (cost) credit 17 115 (6) 13
Income from continuing operations before taxes 4,778 3,394 1,082 1,197
Income tax expense (930) (757) (136) (29)
Income from continuing operations, net of

tax
3,848 2,637 946 1,168
Loss from discontinued operations, net of tax (24) (43) (8) (7)
Net income 3,824 2,594 938 1,161
Net income attributable to noncontrolling
interests and redeemable noncontrolling interests (79) (119) (17) (29)
Net income attributable to ABB 3,745 2,475 921 1,132
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 3,769 2,517 929 1,138
Loss from discontinued operations, net of tax (24) (42) (8) (6)
Net income 3,745 2,475 921 1,132
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.03 1.33 0.50 0.61
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 2.02 1.30 0.50 0.61
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.02 1.32 0.50 0.60
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 2.01 1.30 0.50 0.60
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,855 1,899 1,845 1,870
Diluted earnings per share attributable to ABB shareholders 1,867 1,910 1,856 1,881
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2023 FINANCIAL INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Year ended Three months ended
($ in millions)
Dec. 31, 2023 Dec. 31, 2022 Dec. 31, 2023 Dec. 31, 2022
Total comprehensive income, net of

tax
3,315 2,189 586 1,414
Total comprehensive income

attributable to noncontrolling interests and

redeemable noncontrolling interests, net of tax (84) (87) (30) (29)
Total comprehensive income attributable

to ABB shareholders, net of tax
3,231 2,102 556 1,385
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Dec. 31, 2023 Dec. 31, 2022
Cash and equivalents 3,891 4,156
Restricted cash 18 18
Marketable securities and short-term investments 1,928 725
Receivables, net 7,446 6,858
Contract assets 1,090 954
Inventories, net 6,149 6,028
Prepaid expenses 235 230
Other current assets 520 601
Total current assets 21,277 19,570
Property, plant and equipment, net 4,142 3,911
Operating lease right-of-use assets 893 841
Investments in equity-accounted companies 187 130
Prepaid pension and other employee benefits 780 916
Intangible assets, net 1,223 1,406
Goodwill 10,561 10,511
Deferred taxes 1,381 1,396
Other non-current assets 496 467
Total assets 40,940 39,148
Accounts payable, trade 4,847 4,904
Contract liabilities 2,844 2,216
Short-term debt and current maturities of long-term debt 2,607 2,535
Current operating leases 249 220
Provisions for warranties 1,210 1,028
Other provisions 1,201 1,171
Other current liabilities 5,046 4,455
Total current liabilities 18,004 16,529
Long-term debt 5,221 5,143
Non-current operating leases 666 651
Pension and other employee benefits 686 719
Deferred taxes 669 729
Other non-current liabilities 1,548 2,105
Total liabilities 26,794 25,876
Commitments and contingencies
Redeemable noncontrolling interest 89 85
Stockholders’ equity:
Common stock, CHF 0.12 par value
(1,882 million and 1,965 million shares issued at December 31,

2023 and 2022, respectively)
163 171
Additional paid-in capital 7 141
Retained earnings 19,724 20,082
Accumulated other comprehensive loss (5,070) (4,556)
Treasury stock, at cost
(40 million and 100 million shares at December 31, 2023

and 2022, respectively)
(1,414) (3,061)
Total ABB stockholders’ equity 13,410 12,777
Noncontrolling interests 647 410
Total stockholders’ equity 14,057 13,187
Total liabilities and stockholders’

equity
40,940 39,148
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Year ended Three months ended
($ in millions)
Dec. 31, 2023 Dec. 31, 2022 Dec. 31, 2023 Dec. 31, 2022
Operating activities:
Net income 3,824 2,594 938 1,161
Loss from discontinued operations, net of tax 24 43 8 7
Adjustments to reconcile net income (loss) to

net cash provided by operating activities:
Depreciation and amortization 780 814 199 199
Changes in fair values of investments (29) (33) (1) 6
Pension and other employee benefits (48) (125) 19 (18)
Deferred taxes (25) (344) 17 (161)
Loss from equity-accounted companies 16 102 5 2
Net gain from derivatives and foreign exchange (55) (23) (11) (67)
Net gain from sale of property,

plant and equipment
(116) (84) (77) (20)
Net loss (gain) from sale of businesses (101) 7 (4) 3
Other 158 66 43 5
Changes in operating assets and liabilities:
Trade receivables, net (661) (831) 158 (174)
Contract assets and liabilities 412 416 169 63
Inventories, net (3) (1,599) 435 68
Accounts payable, trade (106) 395 (69) 5
Accrued liabilities 254 136 114 84
Provisions, net 211 (70) 105 (382)
Income taxes payable and receivable (190) (94) (181) (113)
Other assets and liabilities, net (44) (36) 30 52
Net cash provided by operating activities – continuing

operations
4,301 1,334 1,897 720
Net cash provided by (used in) operating activities – discontinued

operations
(11) (47) – (33)
Net cash provided by operating activities 4,290 1,287 1,897 687
Investing activities:
Purchases of investments (1,957) (321) (854) (50)
Purchases of property, plant and

equipment and intangible assets
(770) (762) (264) (259)
Acquisition of businesses (net of cash acquired)
and increases in cost-

and equity-accounted companies
(225) (288) (65) (62)
Proceeds from sales of investments 610 697 12 43
Proceeds from maturity of investments 149 73 11 73
Proceeds from sales of property,

plant and equipment
147 127 80 42
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost-

and equity-accounted companies
553 1,541 1 1,549
Net cash from settlement of foreign currency derivatives (109) (166) (33) (12)
Changes in loans receivable, net 3 320 (5) 309
Other investing activities 7 (14) (2) (4)
Net cash provided by (used in) investing activities – continuing operations
(1,592) 1,207 (1,119) 1,629
Net cash used in investing activities – discontinued

operations
(23) (226) (1) (135)
Net cash provided by (used in) investing activities (1,615) 981 (1,120) 1,494
Financing activities:
Net changes in debt with original maturities of 90 days or less (1,365) 1,366 (368) (109)
Increase in debt 2,586 3,849 2 295
Repayment of debt (1,567) (2,703) (130) (678)
Delivery of shares 154 394 36 5
Purchase of treasury stock (1,258) (3,553) (349) (302)
Dividends paid (1,713) (1,698) – –
Cash associated with the spin-off of the Turbocharging

Division
– (172) – (172)
Dividends paid to noncontrolling shareholders (93) (99) (4) (16)
Proceeds from issuance of subsidiary shares 328 216 – 216
Other financing activities 31 6 27 64
Net cash used in financing activities – continuing

operations
(2,897) (2,394) (786) (697)
Net cash provided by financing activities – discontinued

operations
– – – –
Net cash used in financing activities (2,897) (2,394) (786) (697)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(43) (189) 31 2
Net change in cash and equivalents and restricted cash (265) (315) 22 1,486
Cash and equivalents and restricted cash, beginning of period 4,174 4,489 3,887 2,688
Cash and equivalents and restricted cash, end of period 3,909 4,174 3,909 4,174
Supplementary disclosure of cash flow information:
Interest paid 250 90 99 43
Income taxes paid 1,147 1,188 282 281
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2022 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Net income
(1)
2,475 2,475 124 2,599
Foreign currency translation
adjustments, net of tax of $0 (608) (608) (31) (639)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(5) (21) (21) (21)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $86 256 256 (1) 255
Change in derivative instruments
and hedges, net of tax of $2 – – –
Issuance of subsidiary shares 120 120 86 206
Other changes in
noncontrolling interests 10 10 (34) (24)
Dividends to
noncontrolling shareholders – (100) (100)
Dividends to shareholders (1,700) (1,700) (1,700)
Spin-off of the Turbocharging Division (177) (95) (272) (12) (284)
Cancellation of treasury shares (8) (4) (2,864) 2,876 – –
Share-based payment arrangements 42 42 42
Purchase of treasury stock (3,502) (3,502) (3,502)
Delivery of shares (51) (130) 575 394 394
Other 2 2 2
Balance at December 31, 2022 171 141 20,082 (4,556) (3,061) 12,777 410 13,187
Balance at January 1, 2023 171 141 20,082 (4,556) (3,061) 12,777 410 13,187
Net income
(1)
3,745 3,745 83 3,828
Foreign currency translation
adjustments, net of tax of $(2) (286) (286) 5 (281)
Effect of change in fair value of
available-for-sale securities,
net of tax of $3 11 11 11
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(45) (237) (237) (237)
Change in derivative instruments
and hedges, net of tax of $(1) (2) (2) (2)
Issuance of subsidiary shares 170 170 168 338
Other changes in
noncontrolling interests (31) (37) (68) 67 (1)
Dividends to
noncontrolling shareholders – (93) (93)
Dividends to shareholders (1,706) (1,706) (1,706)
Cancellation of treasury shares (7) (201) (2,359) 2,567 – –
Share-based payment arrangements 101 101 2 103
Purchase of treasury stock (1,247) (1,247) (1,247)
Delivery of shares (173) 327 154 154
Other (2) (2) 5 3
Balance at December 31, 2023 163 7 19,724 (5,070) (1,414) 13,410 647 14,057
(1) Amounts attributable to noncontrolling interests for the year ended December 31, 2023 and 2022, exclude net losses of $4 million and $5 million, respectively, related to redeemable noncontrolling interests, which are reported in the mezzanine equity section on the Consolidated Balance Sheets. See Note 4 for details.
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2023 FINANCIAL INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a technology

leader in electrification and automation, enabling a more sustainable

and
resource-efficient future. The Company’s solutions connect

engineering know-how and software to optimize how things

are manufactured, moved, powered, and
operated.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2022.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and

estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects where revenue is recognized over time,

as well as the amount of variable consideration the

Company expects to be entitled to,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and in testing goodwill

for impairment,
●
estimates and assumptions used in determining the fair values of assets and liabilities assumed in business

combinations, and
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interests

and certain obligations in connection with
divestments.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification

of current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as

its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.
Certain amounts reported in the Consolidated Financial Information for prior periods have been reclassified to conform to the

current year’s presentation. These
changes relate primarily to the reorganization of the Company’s operating segments (see Note 17 for details).

Q4 2023 FINANCIAL INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Disclosure about supplier finance program obligations
In January 2023, the Company adopted an accounting standard

update which requires entities to disclose information related to supplier finance programs. Under
the update, the Company is required to disclose annually

(i) the key terms of the program, (ii) the amount of the supplier finance obligations outstanding and where
those obligations are presented in the balance sheet at the reporting date, and (iii) a rollforward of the supplier finance obligation program within the reporting
period. The Company adopted this update retrospectively for all in-scope transactions, with the exception of the rollforward disclosures, which will be adopted
prospectively for annual periods beginning January 1, 2024.

Apart from the additional disclosure requirements, this

update does not have a significant impact on
the Company’s consolidated financial statements.
The total outstanding supplier finance obligation included in “Accounts payable, trade” in the Consolidated Balance Sheets

at December 31, 2023 and
December 31, 2022, amounted to $415 million and $477 million,

respectively. The Company’s

payment terms related to suppliers’ finance programs are not impacted by the suppliers’ decisions to sell amounts under the arrangements and are typically consistent with local market

practices.
Facilitation of the effects of reference rate reform on financial reporting
In January 2023, the Company adopted an accounting standard

update which provides temporary optional expedients and

exceptions to the current guidance on
contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market

transition from the London Interbank Offered
Rate (LIBOR) and other interbank offered rates to alternative reference rates. The Company is applying this standard

update as relevant contract and hedge
accounting relationship modifications are made during the course of the transition period ending December 31, 2024. This

update does not have a significant
impact on the Company’s consolidated financial statements.
Applicable for future periods
Improvements to reportable segment disclosures
In November 2023, an accounting standard update was issued which requires the Company to disclose additional reportable segment information primarily
through enhanced disclosures about significant segment expenses and extending certain annual disclosure requirements

to quarterly. This update

is effective for
the Company for annual periods beginning January 1, 2024, and interim periods beginning January 1, 2025, and is to be

applied retrospectively to each prior
reporting period presented. The Company is currently evaluating the impact of adopting this update on its consolidated

financial statements.
Improvements to income tax disclosures
In December 2023, an accounting standard update was issued which requires the Company to disclose additional information

related to income taxes. Under the
update, the Company is required to annually disclose by jurisdiction

(i) additional disaggregated information within the

tax rate reconciliation and (ii) income taxes
paid. This update is effective for the Company prospectively,

with retrospective adoption permitted, for annual

periods beginning January 1, 2025. The Company

is
currently evaluating the impact of adopting this update on

its consolidated financial statements.
─
Note 3
Discontinued operations
In 2020, the Company completed the divestment of its

Power Grids business to Hitachi Ltd (Hitachi).

As this divestment represented a strategic shift that would
have a major effect on the Company’s operations

and financial results, the results of operations for this

business are presented as discontinued operations. Certain
of the business contracts in the Power Grids business

continue to be executed by subsidiaries of the Company for the benefit/risk of Hitachi Energy.

The remaining
business activities of the Power Grids business being executed by the Company are not significant.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs),

some of which continue to have services performed. Pursuant
to these TSAs, the Company and Hitachi Energy provide to

each other, on a transitional basis,

various services. The services provided by the Company

primarily
include finance, information technology,

human resources and certain other administrative services.

The TSAs were to be performed for up to 3 years with the
possibility to agree on extensions on an exceptional basis for business-critical services which are reasonably necessary

to avoid a material adverse impact on the
business. The TSA for information technology services was

extended until mid-2025. In the year and three

months ended December 31, 2023, the Company has
recognized within its continuing operations, general and administrative expenses incurred to perform the TSAs, offset

by $121 million and $20 million in
TSA-related income for such services that is reported in Other income (expense), net. In the year and three months ended

December 31, 2022, the Company has
recognized within its continuing operations, general and administrative expenses incurred to perform the TSAs, offset

by $162 million and $47 million in
TSA-related income for such services that is reported in Other income (expense), net.
In addition, the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations at the time of their

disposal. Changes to these retained obligations are also included in Loss from discontinued operations, net
of tax.

Q4 2023 FINANCIAL INFORMATION
─
Note 4
Acquisitions and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Year ended December 31, Three months ended December 31,
($ in millions, except number of acquired businesses) 2023 2022 2023 2022
Purchase price for acquisitions (net of cash acquired)
(1)
175 195 61 46
Aggregate excess of purchase price over
fair value of net assets acquired
(2)
142 229 87 24
Number of acquired businesses

7 5 4 2
(1)

Excluding changes

in cost-

and equity-accounted

companies.
(2)

Recorded as

goodwill.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value of

net assets acquired” amounts in the year ended
December 31, 2022,

relate primarily to the acquisition of InCharge

Energy, Inc. (In-Charge).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Comp

any’s consolidated financial
statements since the date of acquisition.

On January 26, 2022, the Company increased its ownership in

In-Charge to a 60 percent controlling interest through

a stock purchase agreement. In-Charge

is
headquartered in Santa Monica, USA, and is a provider of

turn-key commercial electric vehicle charging hardware and

software solutions. The resulting cash
outflows for the Company amounted to $134

million (net of cash acquired of $4 million). The acquisition expands the market presence of the E-mobility

operating
segment, particularly in the North American market. In connection with the acquisition, the Company’s

pre-existing 13.2 percent ownership of In-Charge was
revalued to fair value and a gain of $32 million was recorded in “Other income (expense),

net” in the year ended December 31, 2022. The Company

entered into
an agreement with the remaining noncontrolling shareholders

allowing either party to put or call the remaining 40 percent of the shares until 2027. The amount for
which either party can exercise their option is dependent on a formula based on revenues and thus, the amount

is subject to change. As a result of this agreement,
the noncontrolling interest is classified as Redeemable noncontrolling interest (i.e. mezzanine equity) in the Consolidated

Balance Sheets and was initially
recognized at fair value.
While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed

at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Business divestments
In the year and three months ended December 31, 2023,

the Company received proceeds (net of transaction costs

and cash disposed) of $553 million and
$1 million, respectively, relating to

divestments of consolidated businesses and recorded

gains of $101 million and $4 million, respectively,

in “Other income
(expense), net” on the sale of such businesses. These are primarily due the divestment of the Company’s

Power Conversion Division to AcBel Polytech Inc.,

which
prior to its sale was part of the Company’s Electrification

operating segment. Certain amounts included in the net gain for the sale of Power Conversion Division
are estimated or otherwise subject to change in value and, as a result, the Company may record additional adjustments

to the gain in future periods which are

not
expected to have a material impact on the consolidated financial statements.

On September 7, 2022, the shareholders approved the spin-off of the Company’s Turbocharging Division

into an independent, publicly traded company,

Accelleron
Industries AG (Accelleron), which was completed through the

distribution of common stock of Accelleron to the stockholders of ABB on October 3, 2022. As a
result of the spin-off of this Division, the Company distributed net assets of $272 million, net of amounts

attributable to noncontrolling interests of $12 million,

which
was reflected as a reduction in Retained earnings. In addition,

total accumulated comprehensive income of $95

million, including the cumulative translation
adjustment, was reclassified to Retained earnings. Cash and cash equivalents distributed with Accelleron was $172 million.

The results of operations of the
Turbocharging Division, are included in the continuing

operations of the Process Automation operating segment

for all periods presented through to the spin

-off
date. In the year ended December 31, 2022, Income continuing operations before taxes, included income of $134 million from

this Division. In anticipation of the
spin-off, the Company granted to a subsidiary of Accelleron access to funds in the form of a short-term intercompany loan.

At the spin-off date, this loan, having a
principal amount of 300 million Swiss francs ($306 million at the date of spin-off), was due to the Company

and subsequently collected in October 2022.
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi in 2020 (see Note 3), the Company

initially retained a 19.9

percent interest in the business
until December 2022, when the retained investment was sold to Hitachi.

During the Company’s period of ownership

of the retained 19.9 percent interest, based on
its continuing involvement with the Power Grids business, including the membership in its governing board of directors,

the Company concluded that it had
significant influence over Hitachi Energy.

As a result, the investment was accounted for using the

equity method through to the date of its sale.
In September 2022, the Company and Hitachi agreed terms to sell the Company’s remaining investment in Hitachi

Energy to Hitachi and simultaneously settle
certain outstanding contractual obligations relating to the initial sale of the Power Grids business, including certain

indemnification guarantees (see Note 15). The
sale of the remaining investment was completed in December 2022,

resulting in cash proceeds of $1,552 million

and a gain of $43 million which was recorded in
“Other income (expense), net”.
In the year and three months ended December 31, 2023

and 2022,

the Company recorded its share of the earnings

of investees accounted for under the equity
method of accounting in Other income (expense), net, as follows:
Year ended December 31, Three months ended December 31,
($ in millions) 2023 2022 2023 2022
Income (loss) from equity-accounted companies, net of taxes (16) (22) (5) 12
Basis difference amortization (net of deferred income tax benefit) – (80) – (14)
Loss from equity-accounted companies (16) (102) (5) (2)

Q4 2023 FINANCIAL INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
December 31, 2023
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,449 1,449 1,449
Time deposits 2,923 2,923 2,460 463
Equity securities 1,250 32 1,282 1,282
5,622 32 – 5,654 3,909 1,745
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 189 2 (8) 183 183
189 2 (8) 183 – 183
Total 5,811 34 (8) 5,837 3,909 1,928
Of which:

Restricted cash, current 18
December 31, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 1,715 1,715 1,715
Time deposits 2,459 2,459 2,459
Equity securities 345 10 355 355
4,519 10 – 4,529 4,174 355
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 269 1 (15) 255 255
Other government obligations 58 58 58
Corporate 64 (7) 57 57
391 1 (22) 370 – 370
Total 4,910 11 (22) 4,899 4,174 725
Of which:
Restricted cash, current 18

Q4 2023 FINANCIAL INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity and interest rate risks arising from its global

operating, financing and investing activities. The Company
uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchas es, the Company’s policy is to hedge up to a maximum

of 100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted exposures

greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash

flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage

interest rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges

or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions) December 31, 2023 December 31, 2022
Foreign exchange contracts 12,335 13,509
Embedded foreign exchange derivatives 1,137 933
Cross-currency interest rate swaps 886 855
Interest rate contracts 1,606 2,830
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver,

steel and
aluminum. The following table shows the notional amounts of outstanding derivatives (whether designated as hedges or not), on

a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
December 31, 2023 December 31, 2022
Copper swaps metric tonnes 35,015 29,281
Silver swaps ounces 2,359,363 2,012,213
Steel swaps metric tonnes 10,206 –
Aluminum swaps metric tonnes 5,900 6,825
Cash flow hedges
As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations and commodity swaps to
manage its commodity risks. The Company applies cash flow

hedge accounting in only limited cases. In these cases, the

effective portion of the changes in their
fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into earnings in

the same line item and in the same period as

the
underlying hedged transaction affects earnings. For the year and three months ended December 31, 2023 and 202

2, there were no significant amounts recorded
for cash flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps and cross

-currency interest rate
swaps. Where such instruments are designated as fair value hedges,

the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses

in “Interest and other finance expense”.
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Year ended December 31, Three months ended December 31,
($ in millions) 2023 2022 2023 2022
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges 44 (91) 14 (8)
Hedged item (45) 93 (14) 8
Cross-currency interest rate swaps Designated as fair value hedges 30 (134) 43 (9)
Hedged item (40) 135 (42) 16

Q4 2023 FINANCIAL INFORMATION
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line in the

income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Year ended December 31, Three months ended December 31,
($ in millions)
Location 2023 2022 2023 2022
Foreign exchange contracts Total revenues 145 (56) 158 145
Total cost of sales (71) 21 (51) (36)
SG&A expenses
(1)
27 27 3 (8)
Non-order related research

and development (7) – (3) (2)
Interest and other finance expense (240) (128) (224) 11
Embedded foreign exchange Total revenues 18 (3) (21) (15)
contracts Total cost of sales 1 (11) 1 1
Commodity contracts Total cost of sales (3) (47) 4 25
Other Interest and other finance expense 1 4 – –
Total (129) (193) (133) 121
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
December 31, 2023
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 5 2
Interest rate contracts – – 18 –
Cross-currency interest rate swaps – – – 230
Other 10 – – –
Total 10 – 23 232
Derivatives not designated as hedging instruments:
Foreign exchange contracts 123 30 177 9
Commodity contracts 8 – 3 –
Interest rate contracts 1 – 1 –
Other equity contracts 4 – – –
Embedded foreign exchange derivatives 23 5 26 5
Total 159 35 207 14
Total fair value 169 35 230 246
December 31, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 4
Interest rate contracts – – 5 57
Cross-currency interest rate swaps – – – 288
Other 15 – – –
Total 15 – 9 349
Derivatives not designated as hedging instruments:
Foreign exchange contracts 140 21 80 5
Commodity contracts 13 – 12 –
Interest rate contracts 5 – 3 –
Embedded foreign exchange derivatives 11 6 17 13
Total 169 27 112 18
Total fair value 184 27 121 367
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.

Q4 2023 FINANCIAL INFORMATION
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at December 31, 2023 and 2022, have been presented on a gross basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At December 31, 2023 and 2022, information
related to these offsetting arrangements was as follows:
($ in millions)
December 31, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 176 (111) – – 65
Total 176 (111) – – 65
($ in millions)
December 31, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 445 (111) – – 334
Total 445 (111) – – 334
($ in millions)
December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 194 (96) – – 98
Total 194 (96) – – 98

($ in millions)
December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 458 (96) – – 362
Total 458 (96) – – 362

Q4 2023 FINANCIAL INFORMATION
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis

include long-lived assets that are reduced
to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three

-level hierarchy, depending on the

nature of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable.

An observable input is based on market data obtained from

independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs

derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation

models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, forward foreign exchange contracts, foreign exchange

swaps and forward rate
agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would be disclosed. If the market is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
December 31, 2023
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities – 1,282 – 1,282
Debt securities—U.S. government obligations 183 – – 183
Derivative assets—current in “Other current assets” – 169 – 169
Derivative assets—non-current in “Other non-current assets” – 35 – 35
Total 183 1,486 – 1,669
Liabilities
Derivative liabilities—current in “Other current liabilities” – 230 – 230
Derivative liabilities—non-current in “Other non-current liabilities” – 246 – 246
Total – 476 – 476

Q4 2023 FINANCIAL INFORMATION
December 31, 2022
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities – 355 – 355
Debt securities—U.S. government obligations 255 – – 255
Debt securities—European government obligations – 58 – 58
Debt securities—Corporate – 57 – 57
Derivative assets—current in “Other current assets” – 184 – 184
Derivative assets—non-current in “Other non-current assets” – 27 – 27
Total 255 681 – 936
Liabilities
Derivative liabilities—current in “Other current liabilities” – 121 – 121
Derivative liabilities—non-current in “Other non-current liabilities” – 367 – 367
Total – 488 – 488
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”:
If quoted market prices in active markets for identical assets are available, these are
considered Level 1 inputs; however,

when markets are not active, these inputs are

considered Level 2. If such quoted market prices are not

available,
fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for
non-performance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on
available market data, or option pricing models are used. The fair values obtained using price quotes for similar

instruments or valuation techniques
represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the years ended December 31, 2023 and 2022.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
December 31, 2023
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,431 1,431 – – 1,431
Time deposits 2,460 – 2,460 – 2,460
Restricted cash 18 18 – – 18
Marketable securities and short-term investments
(excluding securities):
Time deposits 463 – 463 – 463
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,576 2,521 55 – 2,576
Long-term debt (excluding finance lease obligations) 5,060 5,096 5 – 5,101
December 31, 2022
($ in millions) Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,697 1,697 – – 1,697
Time deposits 2,459 – 2,459 – 2,459
Restricted cash 18 18 – – 18
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,500 1,068 1,432 – 2,500
Long-term debt (excluding finance lease obligations) 4,976 4,813 30 – 4,843
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, and Marketable

securities and short-term
investments (excluding securities):
The carrying amounts approximate the fair

values as the items are short-term in nature or,

for cash held in banks,
are equal to the deposit amount.

Q4 2023 FINANCIAL INFORMATION
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance

lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions) December 31, 2023 December 31, 2022 December 31, 2021
Contract assets 1,090 954 990
Contract liabilities 2,844 2,216 1,894
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional. Management expects

that the majority of the amounts will be
collected within one year of the respective balance sheet date.
Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized predominantly on long-term projects. Contract liabilities are reduced as work is performed and as revenues are recognized

.
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Year ended December 31,
2023 2022
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2023/2022
(1,311) (1,043)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,845 1,481
Receivables recognized that were included in the Contract

assets balance at Jan 1, 2023/2022
(622) (591)
The Company considers its order backlog to represent its

unsatisfied performance obligations. At December 31, 2023,

the Company had unsatisfied performance
obligations totaling $21,567 million and, of this amount, the Company expects to fulfill approximately 69 percent of the obligations in 2024, approximately
16 percent of the obligations in 2025 and the balance thereafter.

Q4 2023 FINANCIAL INFORMATION
─
Note 9
Debt
The Company’s total debt at December 31, 2023 and

2022, amounted to $7,828 million and $7,678 million,

respectively.
Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
December 31, 2023 December 31, 2022
Short-term debt 87 1,448
Current maturities of long-term debt 2,520 1,087
Total 2,607 2,535
Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At December 31, 2023, no amount was
outstanding under the $2 billion Euro-commercial paper program, while at December 31, 2022, $1,383 million was outstanding

under this program.
In September 2023, the Company repaid at maturity its CHF

275 million 0% Bonds, equivalent to $302 million on date

of repayment.

In May 2023, the Company
repaid at maturity its EUR 700 million 0.625% Instruments,

equivalent to $772 million on date of repayment.
Long-term debt
The Company’s long-term debt at December 31, 2023 and

2022, amounted to $5,221 million and $5,143 million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

December 31, 2023 December 31, 2022
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
0.625% EUR Instruments, due 2023 EUR 700 $ 742
0% CHF Bonds, due 2023 CHF 275 $ 298
0.625% EUR Instruments, due 2024 EUR 700 $ 768 EUR 700 $ 720
Floating Rate EUR Instruments, due 2024 EUR 500 $ 554 EUR 500 $ 536
0.75% EUR Instruments, due 2024 EUR 750 $ 819 EUR 750 $ 769
0.3% CHF Bonds, due 2024 CHF 280 $ 335 CHF 280 $ 303
2.1% CHF Bonds, due 2025 CHF 150 $ 179 CHF 150 $ 162
1.965% CHF Bonds, due 2026 CHF 325 $ 387
3.25% EUR Instruments, due 2027 EUR 500 $ 551
0.75% CHF Bonds, due 2027 CHF 425 $ 507 CHF 425 $ 460
3.8% USD Notes, due 2028
(2)
USD 383 $ 382 USD 383 $ 381
1.9775% CHF Bonds, due 2028 CHF 150 $ 179
1.0% CHF Bonds, due 2029 CHF 170 $ 203 CHF 170 $ 184
0% EUR Instruments, due 2030 EUR 800 $ 749 EUR 800 $ 677
2.375% CHF Bonds, due 2030 CHF 150 $ 178 CHF 150 $ 162
3.375% EUR Instruments, due 2031 EUR 750 $ 818
2.1125% CHF Bonds, due 2033 CHF 275 $ 327
4.375% USD Notes, due 2042
(2)
USD 609 $ 591 USD 609 $ 590
Total $ 7,527 $ 5,984
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In January 2023, the Company issued the following EUR Instruments:

(i) EUR 500 million of 3.25 percent Instruments,

due 2027, and (ii) EUR 750 million of
3.375 percent Instruments, due 2031, both paying interest

annually in arrears. The aggregate net proceeds

of these EUR Instruments, after discount and

fees,
amounted to EUR 1,235 million (equivalent to approximately

$1,338 million on date of issuance).
In September 2023, the Company issued the following CHF

Bonds:

(i) CHF 325 million of 1.965 percent Bonds, due 2026,

(ii) CHF 150 million of 1.9775 percent
Bonds, due 2028,

and (iii) CHF 275 million of 2.1125

percent Bonds, due 2033,

all paying interest annually in arrears. The aggregate net proceeds of these CHF
Bonds, after fees, amounted to CHF 748 million (equivalent to approximately $825 million on date of issuance).
Subsequent events
In January 2024, the Company issued the following EUR Instruments

:

(i) EUR 500 million of 3.125 percent notes,

due 2029, and (ii) EUR 750 million of
3.375 percent notes,

due 2034, both paying interest annually in arrears.

The aggregate net proceeds of these EUR Instruments, after discount and fees, amounted
to EUR 1,243 million (equivalent to approximately $1,360 million on date of issuance).

Q4 2023 FINANCIAL INFORMATION
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in

other countries potential suspect payments and other compliance concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many of those parties

have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104

million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the SIU relating to improper payments and other compliance issues

associated with the Controls and
Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

made a provision of approximately $325 million which was

recorded in
Other income (expense), net, during the third quarter of 2022.

In December 2022, the Company settled with the SEC and

DoJ as well as the authorities in South
Africa and Switzerland. The matter is still pending with the authorities in Germany,

but the Company does not believe that it will need to record any additional
provisions for this matter.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal

proceedings, as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters,

and any related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At December 31, 2023 and 2022, the Company had aggregate

liabilities of $101 million and $86 million, respectively,

included in “Other provisions” and “Other
non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the

individual liabilities recognized was significant. As it

is not
possible to make an informed judgment on, or reasonably predict, the outcome of certain matters and as it is not

possible, based on information currently available
to management, to estimate the maximum potential liability on other matters, there could be adverse outcomes beyond

the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the

Company’s third-party guarantees. The maximum

potential payments represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
December 31, 2023 December 31, 2022
Performance guarantees 3,451 4,300
Financial guarantees 94 96
Total
(1)
3,545 4,396
(1)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate of

future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at December 31,

2023 and 2022, were not significant.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2032, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be

completed within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At December 31, 2023 and 2022, the

maximum potential payable under these
guarantees amounts to $874 million and $843 million, respectively,

and these guarantees have various original maturities

ranging from five to ten years.
The Company retained obligations for financial and performance guarantees related to the sale of the Power Grids business

(see Note 3 for details). At both
December 31, 2023 and 2022,

the performance and financial guarantees have

been fully indemnified by Hitachi Ltd. These guarantees,

which have various
maturities up to 2032, primarily consist of bank guarantees,

standby letters of credit, business performance guarantees

and other trade-related guarantees, the
majority of which have original maturity dates ranging from

one to ten years. The maximum amount payable under these

guarantees at December 31, 2023 and
2022, is approximately $2.2 billion and $3.0 billion, respectively.

On completing the sale of the Company’s

remaining 19.9 percent interest in Hitachi Energy Ltd. to
Hitachi in 2022, the Company also settled certain existing indemnification guarantees that were due to be settled concurrent with

such transaction. As a result, in
2022, the Company recorded $136 million of cash outflows

for the settlement of these liabilities (recorded in discontinued

operations).
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At December 31, 2023 and 2022, the total outstanding performance bonds aggregated to $3.1 billion and $2.9 billion, respectively

.

There have been no
significant amounts reimbursed to financial institutions under these types of arrangements in the year and three months ended

December 31, 2023 and 2022.

Q4 2023 FINANCIAL INFORMATION
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions)
2023 2022
Balance at January 1, 1,028 1,005
Net change in warranties due to acquisitions, divestments and spin-offs – (24)
Claims paid in cash or in kind (171) (157)
Net increase in provision for changes in estimates, warranties issued and warranties expired
327 252
Exchange rate differences 26 (48)
Balance at December 31, 1,210 1,028
Provisions for contractual penalties
During the three months ended December 31, 2022, the Company reversed a provision of $61 million it had previously

recorded relating to one of its divested
businesses based on a settlement proposal issued by the ruling court

.

As the provision related to a customer contractual obligation,

the adjustment was reported
as an increase in Sales of products and resulted in an increase in earnings per share (basic and diluted) of $0.03 for both the year and three months ended
December 31, 2022. In addition, as this amount relates

to a divested business, it has been excluded from the Company’s primary measure of segment
performance, Operational EBITA (See

Note 17).
─
Note 11
Income taxes
The effective tax rate of 19.5 percent in the year ended

December 31, 2023, was lower than the effective

tax rate of 22.3 percent in the year ended December

31,
2022, primarily due to a net benefit realized on a favorable resolution of an uncertain tax position in the year ended December

31, 2023, while 2022 included
positive impacts from a reversal of a valuation allowance in the

Americas partially offset by the negative

impact of non-deductible regulatory penalties

in connection
with the Kusile project.

In February 2023, on completion of a tax audit, the Company

obtained resolution of the uncertain tax position for which

an amount was recorded within Other non-
current liabilities as of December 31, 2022. In the year ended

December 31, 2023, the Company released the

provision of $206 million, due to the resolution of

this
matter,

which resulted in an increase of $0.11

in earnings per share (basic and diluted) for the year

ended December 31, 2023.
─
Note 12
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans,

in accordance with local regulations
and practices. At December 31, 2023, the Company’s

most significant defined benefit pension plans are in Switzerland as well as in Germany, the United
Kingdom, and the United States. These plans cover a large

portion of the Company’s employees and

provide benefits to employees in the event of death,
disability, retirement, or termination of

employment. Certain of these plans are multi-employer

plans. The Company also operates other postretirement

benefit
plans including postretirement health care benefits and other employee-related benefits for active employees including

long-service award plans. The
measurement date used for the Company’s employee benefit

plans is December 31. The funding policies of the Company’s

plans are consistent with the local
government and tax requirements.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Year ended December 31, 2023 2022 2023 2022 2023 2022
Operational pension cost:
Service cost 40 50 30 38 – –
Operational pension cost 40 50 30 38 – –
Non-operational pension cost (credit):
Interest cost 48 13 166 87 2 1
Expected return on plan assets (129) (116) (157) (153) – –
Amortization of prior service cost (credit) (8) (9) (2) (2) (1) (2)
Amortization of net actuarial loss – – 52 58 (4) (3)
Curtailments, settlements and special termination benefits 13 4 19 7 (16) –
Non-operational pension cost (credit) (76) (108)
78

(3) (19) (4)
Net periodic benefit cost (credit) (36) (58) 108 35 (19) (4)

Q4 2023 FINANCIAL INFORMATION
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended December 31, 2023 2022 2023 2022 2023 2022
Operational pension cost:
Service cost 11 10 9 12 – –
Operational pension cost 11 10 9 12 – –
Non-operational pension cost (credit):
Interest cost 13 11 44 26 1 –
Expected return on plan assets (35) (29) (41) (40) – –
Amortization of prior service cost (credit) (2) (4) – – – (1)
Amortization of net actuarial loss – – 13 14 (1) (1)
Curtailments, settlements and special termination benefits 13 4 1 7 – –
Non-operational pension cost (credit) (11) (18)
17

7 – (2)
Net periodic benefit cost (credit) – (8) 26 19 – (2)
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension cost (credit)” in the income
statement.
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Year ended December 31, 2023 2022 2023 2022 2023 2022
Total contributions

to defined benefit pension and
other postretirement benefit plans 18 37 89 58 32 7
Of which, discretionary contributions to defined benefit

pension plans
– – 67 18 25 –
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended December 31, 2023 2022 2023 2022 2023 2022
Total contributions

to defined benefit pension and

other postretirement benefit plans 10 4 4 34 3 2
Of which, discretionary contributions to defined benefit
pension plans – – 11 18 – –
─
Note 13
Stockholder's equity
At the Annual General Meeting of Shareholders (AGM) on March

23, 2023, shareholders approved the proposal of the

Board of Directors to distribute 0.84

Swiss
francs per share to shareholders. The declared dividend amounted to $1,706 million, with the Company disburs

ing a portion in March and the remaining amounts
in April.
In March 2023, the Company completed the share buyback

program that was launched in April 2022. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 67 million shares for approximately

$2.0 billion, of which 8 million shares were
purchased in the first quarter of 2023 (resulting in an

increase in Treasury stock of $253 million

).
Also in March 2023, the Company announced a new share buyback program of up to $1 billion. This program, which was

launched in April 2023, is being executed
on a second trading line on the SIX Swiss Exchange and is planned to run until the Company’s 2024 AGM. Through

this program, the Company purchased, from
the program’s launch in April 2023 to December 31,

2023, 17 million shares, resulting in an increase in Treasury stock of $640 million.
In the second quarter of 2023, the Company cancelled 83

million shares which had been purchased under its share

buyback program. This resulted in a decrease
in Treasury stock of $2,567

million and a corresponding total decrease in Capital

stock, Additional paid-in capital and Retained earnings.
In addition to the share buyback programs, the Company

purchased 9 million of its own shares on the open market

in the year ended December 31, 2023, mainly
for use in connection with its employee share plans, resulting in an increase in Treasury

stock of $354 million.
In the year ended December 31, 2023, the Company delivered,

out of treasury stock, approximately 6 million shares in connection with its Management Incentive
Plan.
In February 2023, the Company obtained funding through

a private placement of shares in its ABB E-Mobility subsidiary,

ABB E-mobility Holding Ltd
(ABB E-Mobility),

receiving gross proceeds of 325 million Swiss francs

(approximately $351 million) and reducing the Company’s

ownership in ABB E-Mobility from
92 percent to 81 percent. This resulted in an increase

in Additional paid-in capital of $170

million. In December 2023, an agreement was

reached to increase the
ownership percentage of the investors participating in these private placements to 25 percent for no additional consideration.

Q4 2023 FINANCIAL INFORMATION
─
Note 14
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Year ended December 31, Three months ended December 31,
($ in millions, except per share data in $)
2023 2022 2023 2022
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 3,769 2,517 929 1,138
Loss from discontinued operations, net of tax (24) (42) (8) (6)
Net income 3,745 2,475 921 1,132
Weighted-average number of shares outstanding

(in millions)
1,855 1,899 1,845 1,870
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.03 1.33 0.50 0.61
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 2.02 1.30 0.50 0.61
Diluted earnings per share
Year ended December 31, Three months ended December 31,
($ in millions, except per share data in $)
2023 2022 2023 2022
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 3,769 2,517 929 1,138
Loss from discontinued operations, net of tax (24) (42) (8) (6)
Net income 3,745 2,475 921 1,132
Weighted-average number of shares outstanding (in millions) 1,855 1,899 1,845 1,870
Effect of dilutive securities:
Call options and shares 12 11 11 11
Adjusted weighted-average number of shares outstanding

(in millions)
1,867 1,910 1,856 1,881
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.02 1.32 0.50 0.60
Loss from discontinued operations, net of tax (0.01) (0.02) 0.00 0.00
Net income 2.01 1.30 0.50 0.60

Q4 2023 FINANCIAL INFORMATION
─
Note 15
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2022 (2,993) 2 (1,089) (8) (4,088)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (685) (23) 226 (12) (494)
Amounts reclassified from OCI 46 2 29 12 89
Total other comprehensive (loss)

income
(639) (21) 255 – (405)
Spin-off of the Turbocharging Division (93) – (5) – (98)
Less:
Amounts attributable to

noncontrolling interests
(34) – (1) – (35)
Balance at December 31, 2022 (3,691) (19) (838) (8) (4,556)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (290) 5 (283) (10) (578)
Amounts reclassified from OCI 9 6 46 8 69
Total other comprehensive (loss)

income
(281) 11 (237) (2) (509)
Less:
Amounts attributable to

noncontrolling interests and
redeemable noncontrolling interests 5 – – – 5
Balance at December 31, 2023 (3,977) (8) (1,075) (10) (5,070)
The following table reflects amounts reclassified out of OCI in respect of Foreign currency translation adjustments

and Pension and other postretirement plan
adjustments:
Year ended Three months ended
($ in millions) Location of (gains) losses December 31, December 31,
Details about OCI components reclassified from OCI 2023 2022 2023 2022
Foreign currency translation adjustments:
Changes attributable to divestments Other income (expense), net 9 41 – 41
Net loss on complete or substantially complete
liquidations of foreign subsidiaries Other income (expense), net – 5 – –
Amounts reclassified from OCI 9 46 – 41
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit (11) (13) (2) (5)
Amortization of net actuarial loss Non-operational pension (cost) credit 48 55 12 13
Net gain (loss) from settlements and curtailments Non-operational pension (cost) credit 16 11 14 11
Changes attributable to divestments Other income (expense), net 3 (8) 3 (8)
Total before tax 56 45 27 11
Tax Income tax expense (10) (16) (9) (6)
Amounts reclassified from OCI 46 29 18 5
The amounts in respect of Unrealized gains (losses)

on available-for-sale securities and Derivative instruments

and hedges were not significant for the year and
three months ended December 31, 2023 and 2022.

Q4 2023 FINANCIAL INFORMATION
─
Note 16
Restructuring and related expenses
Restructuring-related activities
In the year and three months ended December 31, 2023

and 2022, the Company executed various restructuring

-related activities and incurred the following
expenses:

Year ended December 31, Three months ended December 31,
($ in millions)
2023 2022 2023 2022
Employee severance costs 120 81 82 17
Estimated contract settlement, loss order and other costs 7 209 3 4
Inventory and long-lived asset impairments 49 7 31 2
Total 176 297 116 23
Expenses associated with these activities are recorded in the following line items in the Consolidated Income Statements:
Year ended December 31, Three months ended December 31,
($ in millions) 2023 2022 2023 2022
Total cost of sales 65 24 46 11
Selling, general and administrative expenses 52 40 38 1
Non-order related research and development expenses 3 2 3 –
Other income (expense), net 56 231 29 11
Total 176 297 116 23
During the second quarter of 2022, the Company completed a

plan to fully exit its full train retrofit business

by transferring the remaining contracts to a third party.
The Company recorded $195 million of restructuring expenses

in connection with this business exit primarily for contract settlement costs. Prior to exiting this
business, the business was reported as part of the Company’s non-core business activities within Corporate and Other.
At December 31, 2023 and 2022,

$250 million and $198 million, respectively,

was recorded for restructuring-related liabilities and

is included primarily in Other
provisions.
─
Note 17
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance of

each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation and Robotics & Discrete Automation. The remaining operations of the Company are included in

Corporate and Other.
Effective January 1, 2023, the E-mobility Division

is no longer managed within the Electrification segment

and has become a separate operating segment. This
new segment does not currently meet any of the size thresholds to be considered a reportable segment and as such is presented within Corporate and Other.

The
segment information for the year and three months ended December

31, 2023 and 2022, and at December 31, 2022,

has been recast to reflect this change.
A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes renewable power

solutions, modular substation
packages, distribution automation products, switchboards and panelboards, switchgear, UPS solutions,

circuit breakers, measuring and sensing
devices, control products, wiring accessories, enclosures and cabling systems and intelligent home and building solutions,

designed to integrate and
automate lighting, heating, ventilation, security and data communication networks.

The products and services are delivered through six operating
Divisions: Distribution Solutions, Smart Power,

Smart Buildings, Installation Products

and Service, as well as, prior to its sale in July 2023, the Power
Conversion Division.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers

to increase energy efficiency,
improve safety and reliability, and achieve

precise control of their processes. Building on over 140

years of cumulative experience in electric
powertrains, Motion combines domain expertise and technology to deliver the optimum solution for a wide range of applications in all industrial
segments. In addition, Motion, along with its partners,

has a leading global service presence. These products and services are delivered through seven
operating Divisions: Large Motors and Generators, IEC LV

Motors, NEMA Motors, Drive Products, System Drives,

Service and Traction.

Q4 2023 FINANCIAL INFORMATION
●

Process Automation:

offers a broad range of industry-specific,

integrated automation, electrification and digital solutions,

as well as lifecycle services for
the process,

hybrid and marine industries. The product portfolio includes control technologies, industrial software, advanced

analytics, sensing and
measurement technology, and marine

propulsion systems. In addition,

Process Automation offers a comprehensive range

of services,

from repair to
advanced digital capabilities such as remote monitoring, preventive maintenance, asset performance management, emission

monitoring and
cybersecurity.

The products, systems and services are currently delivered through four operating

Divisions: Energy Industries, Process Industries,
Marine & Ports and Measurement & Analytics,

as well as, prior to its spin-off in October

2022, the Turbocharging Division (Accelleron).
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions: Robotics provides industrial and collaborative robots, autonomous mobile robotics, mapping and navigation solutions, robotic solutions, field services,

spare parts and digital services.
Machine Automation specializes in automation solutions based on its programmable logic controllers (PLC), industrial

PCs (IPC), servo motion,
transport systems and machine vision. Both divisions offer

software across the entire life cycle, including

engineering and simulation software as well as
a comprehensive range of digital solutions.
Corporate and Other:

Corporate includes headquarter costs, the Company’s

corporate real estate activities and the Corporate

Treasury Operations while Other
includes the E-mobility operating segment, other non-core

operating activities as well as the operating activities

of certain divested businesses.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),
●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale,

if any),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/impairments and certain other fair
value changes, changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition

estimates), as well as other items
which are determined by management on a case-by-case

basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.
The following tables present disaggregated segment revenues from contracts with customers, Operational EBITA,

and the reconciliations of consolidated
Operational EBITA to Income from continuing

operations before taxes for the year and three months

ended December 31, 2023 and 2022, as well as

total assets
at December 31, 2023 and 2022.
Year ended December 31, 2023
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

4,547 2,455 2,294 1,932 340 11,568
The Americas

5,926 2,562 1,738 573 291 11,090
of which: United States 4,456 2,123 1,076 358 235 8,248
Asia, Middle East and Africa

3,899 2,276 2,212 1,119 71 9,577
of which: China 1,775 1,148 707 804 34 4,468
14,372 7,293 6,244 3,624 702 32,235
Product type

Products 13,437 6,219 3,661 3,063 630 27,010
Services and other 935 1,074 2,583 561 72 5,225
14,372 7,293 6,244 3,624 702 32,235
Third-party revenues 14,372 7,293 6,244 3,624 702 32,235
Intersegment revenues 212 521 26 16 (775) –
Total revenues
(1)
14,584 7,814 6,270 3,640 (73) 32,235

Q4 2023 FINANCIAL INFORMATION
Year ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

4,199 2,031 2,248 1,494 313 10,285
The Americas

5,140 2,148 1,566 524 195 9,573
of which: United States 3,769 1,787 943 373 151 7,023
Asia, Middle East and Africa

4,053 2,101 2,199 1,155 80 9,588
of which: China 1,948 1,147 666 897 38 4,696
13,392 6,280 6,013 3,173 588 29,446
Product type

Products 12,535 5,380 3,311 2,695 550 24,471
Services and other 857 900 2,702 478 38 4,975
13,392 6,280 6,013 3,173 588 29,446
Third-party revenues 13,392 6,280 6,013 3,173 588 29,446
Intersegment revenues 227 465 31 8 (731) –
Total revenues
(1)
13,619 6,745 6,044 3,181 (143) 29,446
Three months ended December 31, 2023
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,136 597 631 476 111 2,951
The Americas

1,533 638 459 142 75 2,847
of which: United States 1,164 521 278 89 53 2,105
Asia, Middle East and Africa

987 577 632 233 18 2,447
of which: China 419 282 205 147 11 1,064
3,656 1,812 1,722 851 204 8,245
Product type

Products 3,387 1,524 994 710 185 6,800
Services and other 269 288 728 141 19 1,445
3,656 1,812 1,722 851 204 8,245
Third-party revenues 3,656 1,812 1,722 851 204 8,245
Intersegment revenues 42 134 5 1 (182) –
Total revenues
(1)
3,698 1,946 1,727 852 22 8,245
Three months ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,074 601 522 424 144 2,765
The Americas

1,341 574 431 147 62 2,555
of which: United States 992 480 262 106 58 1,898
Asia, Middle East and Africa

1,033 537 592 317 25 2,504
of which: China 442 259 168 251 13 1,133
3,448 1,712 1,545 888 231 7,824
Product type

Products 3,207 1,449 891 760 218 6,525
Services and other 241 263 654 128 13 1,299
3,448 1,712 1,545 888 231 7,824
Third-party revenues 3,448 1,712 1,545 888 231 7,824
Intersegment revenues 50 133 6 3 (192) –
Total revenues
(1)
3,498 1,845 1,551 891 39 7,824
(1)

Due to rounding,

numbers presented

may not add

to the totals

provided.

Q4 2023 FINANCIAL INFORMATION
Year ended

Three months ended
December 31, December 31,
($ in millions)
2023 2022 2023 2022
Operational EBITA:
Electrification 2,937 2,343 725 575
Motion 1,475 1,163 318 318
Process Automation 909 848 239 203
Robotics & Discrete Automation 536 340 118 125
Corporate and Other
‒ E-mobility (167) (15) (33) (3)
‒ Corporate costs, Intersegment elimination and other

(263) (169) (34) (72)
Total 5,427 4,510 1,333 1,146
Acquisition-related amortization (220) (229) (56) (55)
Restructuring, related and implementation costs
(1)
(219) (347) (127) (47)
Changes in obligations related to divested businesses 3 88 (2) 71
Gains and losses from sale of businesses 101 (7) 4 (3)
Acquisition- and divestment-related expenses and integration costs
(74) (195) (19) (24)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) 19 32 77 139
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized 12 (48) 20 –
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) (13) (15) (38) (70)
Certain other non-operational items:
Other income/expense relating to the Power Grids joint venture 36 (57) 9 10
Regulatory, compliance and legal costs – (317) – 16
Business transformation costs
(2)
(205) (152) (66) (38)
Changes in pre-acquisition estimates (4) (10) – (10)
Gains and losses from sale of investments in
equity-accounted companies – 43 – 43
Certain other fair value changes, including asset impairments (10) 45 (13) (13)
Other non-operational items 18 (4) (6) 20
Income from operations 4,871 3,337 1,116 1,185
Interest and dividend income 165 72 50 22
Interest and other finance expense (275) (130) (78) (23)
Non-operational pension (cost) credit 17 115 (6) 13
Income from continuing operations before taxes 4,778 3,394 1,082 1,197
(1)

Includes impairment

of certain

assets.
(2)

Amount includes

ABB Way process

transformation

costs of

$188 million

and $131 million

for year ended

December 31,

2023 and 2022,

respectively,

and $66 million

and
$33 million

for the three

months ended

December 31,

2023 and 2022

,

respectively.
Total assets
(1)
($ in millions)
December 31, 2023 December 31, 2022
Electrification 12,668 12,500
Motion 7,016 6,565
Process Automation 4,971 4,598
Robotics & Discrete Automation 5,047 4,901
Corporate and Other
(2)
11,238 10,584
Consolidated 40,940 39,148
(1)

Total assets are after intersegment eliminations and therefore reflect third

-party assets only.
(2)

At December 31,

2023 and 2022

,

respectively,

Corporate and

Other includes

$57 million

and $96 million

of assets in

the Power

Grids business

which is reported

as
discontinued

operations

(see Note 3).

Q4 2023 FINANCIAL INFORMATION

Q4 2023 FINANCIAL INFORMATION
—
Supplemental Reconciliations

and Definitions
The following reconciliations and definitions include measures which ABB uses to supplement its Consolidated

Financial Information (unaudited) which is
prepared in accordance with United

States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may

be,
considered non-GAAP financial measures as defined in the

rules of the U.S. Securities and Exchange

Commission (SEC).
While ABB’s management believes that

the non-GAAP financial measures herein are useful

in evaluating ABB’s operating

results, this information should
be considered as supplemental in nature

and not as a substitute for the related financial information prepared in accordance with

U.S. GAAP. Therefore
these measures should not be viewed in

isolation but considered together with the

Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for

the year and three months ended

December 31, 2023.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign

currency exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to

divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q4 2023 compared to Q4 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

0% -1% 3% 2% 6% -1% 3% 8%
Motion 17% -2% -2% 13% 5% -1% -2% 2%
Process Automation 7% -2% 0% 5% 11% -1% 0% 10%
Robotics & Discrete Automation -31% -2% 0% -33% -4% -3% 0% -7%
ABB Group 0% -1% 1% 0% 5% -1% 2% 6%
FY 2023 compared to FY 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

0% 1% 2% 3% 7% 1% 2% 10%
Motion 4% 1% -1% 4% 16% 1% -2% 15%
Process Automation 10% 2% 12% 24% 4% 1% 11% 16%
Robotics & Discrete Automation -26% 1% 0% -25% 14% 0% 0% 14%
ABB Group -1% 2% 2% 3% 9% 2% 3% 14%

Q4 2023 FINANCIAL INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q4 2023 compared to Q4 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -2% -5% 2% -5% 7% -5% 2% 4%
The Americas 3% -1% 1% 3% 11% -1% 4% 14%
of which: United States 5% -1% 2% 6% 11% 0% 4% 15%
Asia, Middle East and Africa 0% 1% 1% 2% -2% 2% 0% 0%
of which: China -8% 1% 0% -7% -6% 0% 1% -5%
ABB Group 0% -1% 1% 0% 5% -1% 2% 6%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q4 2023 compared to Q4 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 7% -5% 2% 4% 5% -5% 0% 0%
The Americas -1% -1% 3% 1% 14% -1% 8% 21%
of which: United States -3% 0% 4% 1% 17% 0% 11% 28%
Asia, Middle East and Africa -5% 3% 2% 0% -4% 3% 1% 0%
of which: China -9% 1% 2% -6% -4% 1% 1% -2%
Electrification 0% -1% 3% 2% 6% -1% 3% 8%

Q4 2023 compared to Q4 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 30% -8% -4% 18% -1% -5% -1% -7%
The Americas 14% -2% -3% 9% 12% -1% -4% 7%
of which: United States 14% -1% -3% 10% 9% -1% -3% 5%
Asia, Middle East and Africa 10% 2% 0% 12% 6% 2% 0% 8%
of which: China 10% 1% 0% 11% 7% 2% 0% 9%
Motion 17% -2% -2% 13% 5% -1% -2% 2%

Q4 2023 compared to Q4 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 0% -4% 0% -4% 21% -3% 0% 18%
The Americas 13% -3% 0% 10% 6% -1% 0% 5%
of which: United States 30% -5% 0% 25% 6% -1% 0% 5%
Asia, Middle East and Africa 10% 1% 0% 11% 7% 1% 0% 8%
of which: China -4% -1% 0% -5% 14% 1% 0% 15%
Process Automation 7% -2% 0% 5% 11% -1% 0% 10%

Q4 2023 compared to Q4 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -34% -4% 0% -38% 12% -5% 0% 7%
The Americas -19% -2% 0% -21% -3% -2% 0% -5%
of which: United States -19% 0% 0% -19% -16% 0% 0% -16%
Asia, Middle East and Africa -33% 2% 0% -31% -28% 1% 0% -27%
of which: China -36% 2% 0% -34% -42% 1% 0% -41%
Robotics & Discrete Automation -31% -2% 0% -33% -4% -3% 0% -7%

Q4 2023 FINANCIAL INFORMATION
Regional comparable growth rate reconciliation for ABB Group

– Year to date
FY 2023 compared to FY 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -3% -1% 3% -1% 12% -1% 3% 14%
The Americas 5% 0% 2% 7% 16% -1% 3% 18%
of which: United States 3% 0% 2% 5% 17% 0% 4% 21%
Asia, Middle East and Africa -4% 5% 3% 4% 0% 5% 3% 8%
of which: China -12% 5% 2% -5% -5% 4% 2% 1%
ABB Group -1% 2% 2% 3% 9% 2% 3% 14%
Regional comparable growth rate reconciliation by Business

Area – Year to date
FY 2023 compared to FY 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 1% -2% 1% 0% 7% -2% 1% 6%
The Americas 1% 0% 2% 3% 15% 0% 4% 19%
of which: United States -1% 0% 3% 2% 18% 0% 5% 23%
Asia, Middle East and Africa -2% 7% 1% 6% -4% 7% 1% 4%
of which: China -9% 5% 1% -3% -9% 5% 1% -3%
Electrification 0% 1% 2% 3% 7% 1% 2% 10%

FY 2023 compared to FY 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 3% -2% -1% 0% 19% -3% -1% 15%
The Americas 5% -1% -2% 2% 20% 0% -4% 16%
of which: United States 3% -1% -2% 0% 19% 0% -3% 16%
Asia, Middle East and Africa 4% 6% 0% 10% 9% 5% 0% 14%
of which: China -1% 5% 0% 4% 1% 5% 0% 6%
Motion 4% 1% -1% 4% 16% 1% -2% 15%

FY 2023 compared to FY 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 13% 1% 13% 27% 2% 0% 12% 14%
The Americas 22% -1% 9% 30% 11% -1% 10% 20%
of which: United States 25% -3% 12% 34% 14% 0% 12% 26%
Asia, Middle East and Africa -2% 4% 12% 14% 0% 5% 12% 17%
of which: China -3% 5% 14% 16% 4% 5% 13% 22%
Process Automation 10% 2% 12% 24% 4% 1% 11% 16%

FY 2023 compared to FY 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -28% 0% 0% -28% 30% -3% 0% 27%
The Americas -11% -1% 0% -12% 10% -2% 0% 8%
of which: United States -17% 0% 0% -17% -3% -1% 0% -4%
Asia, Middle East and Africa -29% 4% 0% -25% -3% 4% 0% 1%
of which: China -35% 4% 0% -31% -10% 3% 0% -7%
Robotics & Discrete Automation -26% 1% 0% -25% 14% 0% 0% 14%

Q4 2023 FINANCIAL INFORMATION
Order backlog growth rate reconciliation
December 31, 2023 compared to December 31, 2022
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

6% 0% 8% 14%
Motion 13% -4% -1% 8%
Process Automation 21% -2% 0% 19%
Robotics & Discrete Automation -20% 0% 0% -20%
ABB Group 9% -2% 2% 9%
Other growth rate reconciliations
Q4 2023 compared to Q4 2022
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

10% -1% 0% 9% 11% 0% 0% 11%
Motion 32% -1% 0% 31% 9% -1% 0% 8%
Process Automation 29% -3% 0% 26% 11% -1% 0% 10%
Robotics & Discrete Automation 10% -2% 0% 8% 11% -3% 0% 8%
ABB Group 22% -2% 0% 20% 11% -1% 0% 10%
FY 2023 compared to FY 2022
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

7% 1% 0% 8% 9% 1% 0% 10%
Motion 13% 2% 0% 15% 19% 2% 0% 21%
Process Automation 4% 0% 21% 25% -4% 1% 18% 15%
Robotics & Discrete Automation 10% 0% 0% 10% 17% 0% 0% 17%
ABB Group 7% 1% 10% 18% 5% 1% 10% 16%

Q4 2023 FINANCIAL INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale,

if any),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/

impairments and certain other fair
value changes, changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition

estimates), as well as other items
which are determined by management on a case-by-case

basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company

as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Year ended December 31, Three months ended December 31,
($ in millions)
2023 2022 2023 2022
Operational EBITA 5,427 4,510 1,333 1,146
Acquisition-related amortization (220) (229) (56) (55)
Restructuring, related and implementation costs
(1)
(219) (347) (127) (47)
Changes in obligations related to divested businesses 3 88 (2) 71
Gains and losses from sale of businesses 101 (7) 4 (3)
Acquisition- and divestment-related expenses and integration costs
(74) (195) (19) (24)
Certain other non-operational items (165) (452) (76) 28
Foreign exchange/commodity timing differences in

income from operations
18 (31) 59 69
Income from operations 4,871 3,337 1,116 1,185
Interest and dividend income 165 72 50 22
Interest and other finance expense (275) (130) (78) (23)
Non-operational pension (cost) credit 17 115 (6) 13
Income from continuing operations before taxes 4,778 3,394 1,082 1,197
Income tax expense (930) (757) (136) (29)
Income from continuing operations, net of

tax
3,848 2,637 946 1,168
Loss from discontinued operations, net of tax (24) (43) (8) (7)
Net income 3,824 2,594 938 1,161
(1)

Includes impairment of certain assets.

Q4 2023 FINANCIAL INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended December 31, 2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,698 1,946 1,727 852 22 8,245
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (33) (48) (23) (5) (4) (113)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (3) 1 (10) (1) (2) (15)
Unrealized foreign exchange movements
on receivables (and related assets) 21 12 12 8 9 62
Operational revenues 3,683 1,911 1,706 854 25 8,179
Income (loss) from operations 670 292 259 99 (204) 1,116
Acquisition-related amortization 22 9 1 20 4 56
Restructuring, related and
implementation costs
(1)
50 41 (4) 6 34 127
Changes in obligations related to
divested businesses – – – – 2 2
Gains and losses from sale of businesses (4) – – – – (4)
Acquisition- and divestment-related expenses
and integration costs 7 2 (4) 7 7 19
Certain other non-operational items 5 2 – (14) 83 76
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (31) (36) (12) (2) 4 (77)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (4) 1 (11) (2) (4) (20)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 10 7 10 4 7 38
Operational EBITA 725 318 239 118 (67) 1,333
Operational EBITA margin (%) 19.7% 16.6% 14.0% 13.8% n.a. 16.3%
(1)

Includes impairment

of certain

assets.
In the three months ended December 31, 2023, Certain other

non-operational items in the table above includes the following:
Three months ended December 31, 2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the

Power Grids joint venture – – – – (9) (9)
Business transformation costs
(1)
3 – – (2) 65 66
Certain other fair values changes,
including asset impairments 1 1 – (11) 22 13
Other non-operational items 1 1 – (1) 5 6
Total 5 2 – (14) 83 76
(1)

Amounts include

ABB Way process

transformation

costs of

$66 million

for the three

months ended

December 31,

2023.

Q4 2023 FINANCIAL INFORMATION
Three months ended December 31, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,498 1,845 1,551 891 39 7,824
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (64) (35) (25) (10) (15) (149)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – (2) (1) 1 4 2
Unrealized foreign exchange movements
on receivables (and related assets) 33 15 14 10 13 85
Operational revenues 3,467 1,823 1,539 892 41 7,762
Income (loss) from operations 569 316 183 101 16 1,185
Acquisition-related amortization 24 8 1 19 3 55
Restructuring, related and
implementation costs
(1)
10 5 23 2 7 47
Changes in obligations related to
divested businesses 1 – – – (72) (71)
Gains and losses from sale of businesses – 3 – – – 3
Acquisition- and divestment-related expenses
and integration costs 5 3 12 2 2 24
Certain other non-operational items 11 – – (8) (31) (28)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (80) (27) (21) 1 (12) (139)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 (1) (2) 1 1 –
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 34 11 7 7 11 70
Operational EBITA 575 318 203 125 (75) 1,146
Operational EBITA margin (%) 16.6% 17.4% 13.2% 14.0% n.a. 14.8%
(1)

Includes impairment

of certain

assets.
In the three months ended December 31, 2022, Certain other

non-operational items in the table above includes the following:
Three months ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the

Power Grids joint venture – – – – (10) (10)
Regulatory, compliance and legal costs – – – – (16) (16)
Business transformation costs
(1)
5 – – – 33 38
Changes in pre-acquisition estimates 9 – – 1 – 10
Gains and losses from sale of investments
in equity-accounted companies – – – – (43) (43)
Certain other fair values changes,
including asset impairments – – – 8 5 13
Other non-operational items (2) – – (17) (1) (20)
Total 12 – – (8) (32) (28)
(1)

Amounts include

ABB Way process

transformation

costs of

$33 million

for the three

months ended

December 31,

2022.

Q4 2023 FINANCIAL INFORMATION
Year ended December 31, 2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 14,584 7,814 6,270 3,640 (73) 32,235
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 4 (33) (20) (1) 2 (48)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (8) – (2) – (1) (11)
Unrealized foreign exchange movements
on receivables (and related assets) 1 10 4 5 (2) 18
Operational revenues 14,581 7,791 6,252 3,644 (74) 32,194
Income (loss) from operations 2,800 1,390 947 446 (712) 4,871
Acquisition-related amortization 88 35 5 79 13 220
Restructuring, related and
implementation costs
(1)
76 46 3 6 88 219
Changes in obligations related to
divested businesses 1 – – – (4) (3)
Gains and losses from sale of businesses (75) – (26) – – (101)
Acquisition- and divestment-related expenses

and integration costs 30 17 (7) 14 20 74
Certain other non-operational items 16 6 – (10) 153 165
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 11 (21) (13) (1) 5 (19)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (5) – (4) – (3) (12)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (5) 2 4 2 10 13
Operational EBITA 2,937 1,475 909 536 (430) 5,427
Operational EBITA margin (%) 20.1% 18.9% 14.5% 14.7% n.a. 16.9%
(1)

Includes impairment

of certain

assets.
In the year ended December 31, 2023, Certain other non-operational items in the table above includes the following:
Year ended December 31, 2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the
Power Grids joint venture – – – – (36) (36)
Business transformation costs
(1)
15 1 – 1 188 205
Changes in pre-acquisition estimates 1 – – – 3 4
Certain other fair values changes,
including asset impairments 2 3 – (10) 15 10
Other non-operational items (2) 2 – (1) (17) (18)
Total 16 6 – (10) 153 165
(1)

Amounts include

ABB Way process

transformation

costs of

$188 million

for the year

ended December

31, 2023.

Q4 2023 FINANCIAL INFORMATION
Year ended December 31, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 13,619 6,745 6,044 3,181 (143) 29,446
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (37) (18) 25 4 (1) (27)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 11 – 10 1 33 55
Unrealized foreign exchange movements
on receivables (and related assets) 6 4 (2) 1 (9) –
Operational revenues 13,599 6,731 6,077 3,187 (120) 29,474
Income (loss) from operations 2,140 1,092 663 247 (805) 3,337
Acquisition-related amortization 104 31 4 78 12 229
Restructuring, related and
implementation costs
(1)
28 16 29 11 263 347
Changes in obligations related to
divested businesses 1 – – – (89) (88)
Gains and losses from sale of businesses (1) 8 – – – 7
Acquisition- and divestment-related expenses
and integration costs 36 15 134 6 4 195
Certain other non-operational items 41 – – (8) 419 452
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (30) (5) 6 4 (7) (32)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 10 – 9 1 28 48
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 14 6 3 1 (9) 15
Operational EBITA 2,343 1,163 848 340 (184) 4,510
Operational EBITA margin (%) 17.2% 17.3% 14.0% 10.7% n.a. 15.3%
(1)

Includes impairment

of certain

assets.
In the year ended December 31, 2022, certain other non-operational items in the table above includes the following:
Year ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense related to the
Power Grids joint venture – – – – 57 57
Regulatory, compliance and legal costs – – – – 317 317
Business transformation costs 20 – – – 132 152
Changes in pre-acquisition estimates 11 – – (1) – 10
Gains and losses from sale of investments
in equity-accounted companies – – – – (43) (43)
Certain other fair values changes,
including asset impairments (3) – – 8 (50) (45)
Other non-operational items 14 – – (15) 5 4
Total 42 – – (8) 418 452
(1)

Amounts include

ABB Way process

transformation

costs of

$131 million

for the year

ended December

31, 2022.

Q4 2023 FINANCIAL INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
December 31,
($ in millions)
2023 2022 2021
Short-term debt and current maturities of long-term debt 2,607 2,535 1,384
Long-term debt 5,221 5,143 4,177
Total debt 7,828 7,678 5,561
Cash and equivalents 3,891 4,156 4,159
Restricted cash - current 18 18 30
Marketable securities and short-term investments 1,928 725 1170
Restricted cash - non-current – – 300
Cash and marketable securities 5,837 4,899 5,659
Net debt (cash) 1,991 2,779 (98)
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
December 31, 2023 December 31, 2022
Total stockholders'

equity
14,057 13,187
Net debt (as defined above) 1,991 2,779
Net debt / Equity ratio 0.14 0.21
Net debt/EBITDA Ratio
Definition

Net debt/EBITDA
Net debt/EBITDA is defined as Net debt divided by EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciation and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
December 31, 2023 December 31, 2022
Income from operations
4,871 3,337
Depreciation and Amortization 780 814
EBITDA

5,651 4,151
Net debt (as defined above) 1,991 2,779
Net debt / EBITDA 0.35 0.67

Q4 2023 FINANCIAL INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative

liabilities, (c) pension and other employee
benefits, (d) payables under the share buyback program, (e)

liabilities related to certain other restructuring-related activities and (f) liabilities related to the
divestment of the Power Grids business); and including the amounts related to these accounts which have been presented as either assets or liabilities held for
sale but excluding any amounts included in discontinued operations

.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
December 31,
($ in millions, unless otherwise indicated)
2023 2022 2021
Net working capital:
Receivables, net 7,446 6,858 6,551
Contract assets 1,090 954 990
Inventories, net 6,149 6,028 4,880
Prepaid expenses 235 230 206
Accounts payable, trade (4,847) (4,904) (4,921)
Contract liabilities
(1)
(2,844) (2,275) (1,894)
Other current liabilities
(2)
(3,972) (3,675) (3,509)
Net working capital 3,257 3,216 2,303
Total revenues for the

twelve months ended
32,235 29,446 28,945
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (186) (513) (517)
Adjusted revenues for the trailing twelve months 32,049 28,933 28,428
Net working capital as a percentage of revenues (%) 10.2% 11.1% 8.1%
(1)

Amount includes certain amounts relating to contract liabilities that are presented in other non-current liabilities.

(2)

Amounts exclude $999 million, $648 million and $858 million at December 31, 2023, 2022 and 2021, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, (d) payables under the share buyback program and (e) liabilities related to the divestment of the Power Grids business.

Q4 2023 FINANCIAL INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as

free cash flow divided by Adjusted net income attributable

to ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment of
debt, and (iii) gains arising on the sale of the Power Conversion

Division, the Hitachi Energy Joint Venture

and the Power Grids business, the latter being

included
in discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets

and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
December 31, 2023 December 31, 2022
Net cash provided by operating activities – continuing

operations
4,301 1,334
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(770) (762)
Proceeds from sale of property, plant and

equipment
147 127
Free cash flow from continuing operations 3,678 699
Net cash used in operating activities – discontinued operations
(11) (47)
Free cash flow 3,667 652
Adjusted net income attributable to ABB
(1)
3,686 2,442
Free cash flow conversion to net income 99% 27%
(1)

Adjusted net income attributable to ABB for the year ended

December 31, 2023,

is adjusted to exclude the gain on sale of the Power Conversion Division of $59 million. For the year ended December

31, 2022,

Adjusted net income

attributable

to ABB, is adjusted

to exclude

the gain on

the sale of

Hitachi Energy

Joint Venture

of $43 million

and reductions

to
the gain on

the sale of

Power Grids

of $10 million

.

Q4 2023 FINANCIAL INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense.
Reconciliation
Year ended December 31, Three months ended December 31,
($ in millions)
2023 2022 2023 2022
Interest and dividend income 165 72 50 22
Interest and other finance expense (275) (130) (78) (23)
Net finance expenses (110) (58) (28) (1)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Year ended December 31,
2023 2022
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 15,189 14,584 1.04 15,182 13,619 1.11
Motion 8,222 7,814 1.05 7,896 6,745 1.17
Process Automation 7,535 6,270 1.20 6,825 6,044 1.13
Robotics & Discrete Automation 3,066 3,640 0.84 4,116 3,181 1.29
Corporate and Other

(incl. intersegment eliminations)
(194) (73) n.a. (31) (143) n.a.
ABB Group 33,818 32,235 1.05 33,988 29,446 1.15
Three months ended December 31,
2023 2022
($ in millions, except Book-to-bill presented as a ratio) Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,395 3,698 0.92 3,385 3,498 0.97
Motion 1,937 1,946 1.00 1,649 1,845 0.89
Process Automation 1,870 1,727 1.08 1,746 1,551 1.13
Robotics & Discrete Automation 550 852 0.65 798 891 0.90
Corporate and Other

(incl. intersegment eliminations)
(103) 22 n.a. 42 39 n.a.
ABB Group 7,649 8,245 0.93 7,620 7,824 0.97

Q4 2023 FINANCIAL INFORMATION
Return on Capital employed (ROCE)
Definition
Return on Capital employed (ROCE)
Return on Capital employed is calculated as Operational EBITA after tax, divided by the average of the period’s

opening and closing Capital employed,

adjusted to
reflect impacts from the timing of significant acquisitions/divestments occurring during the period.
Capital employed
Capital employed is calculated as the sum of Adjusted total fixed assets and Net working capital (as defined above).
Adjusted total fixed assets
Adjusted total fixed assets is the sum of (i) property,

plant and equipment, net, (ii) goodwill, (iii) other intangible assets, net, (iv) investments in equity-accounted
companies,

and (v) operating lease right-of-use assets,

less (vi) deferred tax liabilities recognized in certain

acquisitions.
Notional tax on Operational EBITA
The Notional tax on Operational EBITA

is computed using the adjusted group effective tax rate multiplied by Operational EBITA.

Adjusted Group effective tax rate
The Adjusted Group effective tax rate is computed by

dividing an adjusted income tax expense by an

adjusted pre-tax income. Certain amounts recorded

in
income before taxes and the related income tax expense (primarily due to gains and losses from sale of businesses

and in 2022, regulatory penalties in connection
with the Kusile project)

are removed from the reported amounts when computing

these adjusted amounts. Certain other amounts recorded in

income tax expense
are also excluded from the computation to determine the Adjusted

Group effective tax rate.
Reconciliation
December 31,

($ in millions, unless otherwise indicated)
2023 2022 2021
Adjusted total fixed assets:
Property, plant and equipment, net 4,142 3,911 4,045
Goodwill 10,561 10,511 10,482
Other intangible assets, net 1,223 1,406 1,561
Investments in equity-accounted companies 187 130 1,670
Operating lease right-of-use assets 893 841 895
Total fixed assets 17,006 16,799 18,653
Less: Deferred taxes recognized in certain acquisitions
(1)
(297) (358) (417)
Adjusted total fixed assets 16,709 16,441 18,236
Net working capital - (as defined above) 3,257 3,216 2,303
Capital employed 19,966 19,657 20,539
Average Capital employed:
Capital employed at the end of the previous year 19,657 20,539 21,976
Capital employed at the end of the current year 19,966 19,657 20,539
19,812 20,098 21,258
Adjusted for timing of acquisitions/divestments – 948 224
Average Capital employed 19,812 21,046 21,482
Operational EBITA for the year ended 5,427 4,510 4,122
Notional tax on Operational EBITA (1,248) (1,037) (929)
Operational EBITA after tax 4,179 3,473 3,193
Return on Capital employed (ROCE) 21.1% 16.5% 14.9%
(1)

Amount relates to GEIS acquired in 2018, B&R acquired in 2017,

Thomas & Betts acquired in 2012 and Baldor acquired in 2011.

Q4 2023 FINANCIAL INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

—
ZURICH, SWITZERLAND,

JANUARY 31,

2024
Changes to composition of ABB Board
of Directors
•

Johan Forssell and Mats Rahmström

to be proposed as new

board
members
•

Jacob Wallenberg and Gunnar Brock

not to stand for re-election

at 2024
Annual General Meeting
ABB today announced that the

Board of Directors will propose

Johan Forssell and Mats Rahmström

as new
members for election at the

company’s

Annual General Meeting (AGM)

on March 21, 2024.

They will replace
Jacob Wallenberg and Gunnar

Brock who have decided not

to stand for re-election. Jacob

Wallenberg has
been Vice-Chairman of the

Board of Directors since 2015

and a non-executive member

since 1999. He is a
member of the Governance

and Nomination Committee.

Gunnar Brock joined

ABB’s board in 2018 and is

a
member of the Finance,

Audit and Compliance Committee.
“On behalf of ABB

and our entire Board

of Directors I would like to

thank Jacob for his significant

contribution to
ABB’s success as a leader in electrification

and automation

over the past almost 25 years.

At the same time
our thanks also go to Gunnar

who has played an important

role serving on our board over

the past six years. I
wish both of them well for their

future endeavors. We are

looking forward to welcoming

both Johan and Mats.
With their experience as seasoned

senior leaders with particular

focus on industrial companies

and
decentralized operating models

they will perfectly complement

the competencies of our board,”

said ABB
Chairman Peter Voser.
Johan Forssell has been President

and CEO of Investor since

2015 and joined the company

in 1995. He has
decided to step down from his current

position as of May 2024

and will in future be assigned

to Investor as an
industrial advisor with a particular

focus on board assignments

in industrial companies. He currently

serves on
the boards of

Atlas Copco

AB, Epiroc, Wärtsilä and

EQT. Johan Forssell was born in

1971 and is a Swedish
citizen.
Mats Rahmström has been President

and CEO of

Atlas Copco Group since

2017 and joined the company

in
1988. He has decided to step down

from his current position

as of April 2024 to focus

on board work and
industrial advisory roles going

forward. He is currently chairman

of the board of Piab AB, board

member of
Wärtsilä and member of

The Royal Swedish

Academy of Engineering

Sciences. Mats Rahmström

was born in
1965 and is a Swedish citizen.
The board members standing

for re-election are: Peter Voser,

David Constable, Frederico

Fleury Curado, Lars
Förberg, Denise C. Johnson, Jennifer

Xin-Zhe Li, Geraldine Matchett

and David Meline.

ABB will publish its
invitation to the 2024

AGM on February 23, 2024. Further

details on ABB’s

current Board of Directors

can be
found here (https://global.abb/group/en/about/corporate-governance/board-of-directors).
1/2

ABB
is a technology leader in electrification

and automation,

enabling a more sustainable and

resource-
efficient future. The

company’s solutions connect engineering

know-how and software to

optimize how things
are manufactured, moved,

powered and operated.

Building on more than 140 years

of excellence,

ABB’s
~105,000 employees are

committed to driving innovations

that accelerate industrial transformation.
www.abb.com
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
CHANGES TO COMPOSITION OF ABB BOARD

OF DIRECTORS
2/2

October 1 — December 31, 2023
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Type of Instrument Received* Purchased Sold Price / Instrument
Peter Voser December 14, 2023 Share 39’000
CHF
37.29
Peter Voser December 14, 2023 Share 11’000
CHF
37.23
Peter Terwiesch December 11, 2023 Share 30’360
CHF
36.71
Björn Rosengren November 15, 2023 Share 360
CHF
27.99
Karin Lepasoon November 15, 2023 Share 360
CHF
27.99
Morten Wierod November 15, 2023 Share 360
CHF
27.99
Peter Terwiesch November 15, 2023 Share 360
CHF
27.99
Tarak Mehta November 15, 2023 Share 360
CHF
27.99
Gunnar Brock November 01, 2023 Share 1’924
CHF
32.81
David Constable November 01, 2023 Share 1’866
CHF
32.81
Frederico Curado November 01, 2023 Share 3’876
CHF
32.81
Lars Förberg November 01, 2023 Share 4’628
CHF
32.81
Denise Johnson November 01, 2023 Share 3’929
CHF
32.81
Jennifer Xin-Zhe Li November 01, 2023 Share 1’890
CHF
32.81
Geraldine Matchett November 01, 2023 Share 2’376
CHF
32.81
David Meline November 01, 2023 Share 2’332
CHF
32.81
Peter Voser November 01, 2023 Share 17’462
CHF
32.81
Jacob Wallenberg November 01, 2023 Share 2’624
CHF
32.81
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation or as compensation

for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: February 1, 2024. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: February 1, 2024. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance